Exhibit 99.185

EXECUTION VERSION

THE VALENS COMPANY INC.

as the Purchaser

and

CITIZEN STASH CANNABIS CORP.

as the Company

ARRANGEMENT AGREEMENT

AUGUST 30, 2021

(i )

SCHEDULES

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of the Company
Schedule D	Representations and Warranties of the Purchaser
Schedule E	Form of Voting and Support Agreement

( ii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 30th day of August, 2021,

B E T W E E N:

The Valens Company Inc., a corporation existing under the laws of Canada (the "Purchaser");

- and -

Citizen Stash Cannabis Corp., a corporation existing under the laws of Canada (the "Company").

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser or Person acting jointly or in concert with the Purchaser) after the date of this agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of or involving assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests in such voting, equity or other securities including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance of securities, sale of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

"Action" means any action, assessment, suit, proceeding (including an arbitration proceeding), investigation, complaint, examination, subpoena, claim, charge, grievance, order, audit, governmental charge or inquiry.

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions.

"Agreement" means this arrangement agreement, including all schedules hereto, as it may be amended or supplemented or otherwise modified from time to time in accordance with the terms hereof.

"Anti-Money Laundering Laws" has the meaning specified in Paragraph 5(d) of Schedule C.

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Issued Securities" means all securities to be issued by the Purchaser pursuant to the Arrangement, including the Purchaser Shares representing the Share Consideration, the In- the-Money Option Consideration, the Warrant Consideration and the Replacement Options (and, after the Effective Time, the Purchaser Shares underlying the Replacement Options).

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"associate" has the meaning specified in the Securities Act (Ontario).

"Authorizations" means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Board" means the board of directors of the Company, as constituted from time to time.

"Board Recommendation" has the meaning specified in Section 2.4(2).

"Breaching Party" has the meaning specified in Section 4.8(3).

"Bump Transactions" has the meaning specified in Section 4.6(2).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Vancouver, British Columbia or Toronto, Ontario.

"Cannabis Act" means the Cannabis Act, SC 2018, c. 16, as the same may be amended from time to time and includes all successor or replacement legislation and any written and publicly available notices, guidance, guidelines, and ancillary rules or regulations promulgated thereunder or in connection therewith;

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Collective Agreement" means any collective bargaining agreement, union agreement or similar agreement applicable to the Company and/or any of its Subsidiaries and all related documents, including letters of understanding, letters of intent or other written communications with bargaining agents for any Company Employee which impose obligations upon the Company and/or any of its Subsidiaries.

"Common Shares" means the common shares in the capital of the Company.

"Company" means Citizen Stash Cannabis Corp.

"Company Assets" means all of the assets, properties, permits, Authorizations, rights and other privileges (whether contractual or otherwise) of the Company and its Subsidiaries including the Company Real Property.

"Company Bank Accounts" has the meaning specified in Paragraph 26 of Schedule C.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders and Company Optionholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Company Compliance Period" means the period of time beginning on June 30, 2019 and ending as of the Effective Time.

"Company Data Room" means the material contained in the virtual data room established by the Company as at 5:00 p.m. on August 30, 2021, the index of documents of which is appended to the Company Disclosure Letter.

"Company Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Shares, including options, restricted share units and warrants.

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and executed and delivered by the Company to the Purchaser with this Agreement.

"Company Employees" means the officers, managers, employees, consultants and independent contractors of the Company and its Subsidiaries.

"Company Filings" means all documents filed by or on behalf of the Company under the profile of the Company on the SEDAR since January 1, 2019.

"Company Financial Statements" has the meaning specified in Paragraph 7(a) of Schedule C.

"Company Indicative Share Price" means the volume weighted average trading price (rounded to the nearest whole cent) of one Common Share on the TSX-V during the 15 trading days on which such Common Shares trade on the TSX-V ending on the second last Business Day prior to the Effective Date.

"Company Intellectual Property" has the meaning specified in Paragraph 17 of Schedule C.

"Company Leases" has the meaning specified in Paragraph 15(a) of Schedule C.

"Company Licenses" means the licenses under the Cannabis Act listed under Section 1 of the Company Disclosure Letter.

"Company Material Adverse Effect" means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate, with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, on a consolidated basis, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any change generally affecting the cannabis industry in Canada as a whole;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, banking, currency exchange, interests rate, rate of inflation, regulatory, political or market conditions or in global or national financial or capital markets conditions;

(c)	any hurricane, flood, tornado, earthquake, forest fire or other natural disaster, man-made disaster or comparable event;

(d)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof;

(e)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(f)	any generally applicable changes in IFRS as incorporated in the Handbook of the Canadian Institute of Chartered Accountants;

(g)	the failure by the Company to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings (it being understood that the causes underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(h)	the announcement of this Agreement and the transactions contemplated hereby;

(i)	any action taken (or omitted to be taken) by the Company or its Subsidiaries that is consented to by the Purchaser expressly in writing;

(j)	any action taken (or omitted to be taken) by the Company or its Subsidiaries upon the express written request of the Purchaser; or

(k)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred) or any suspension of trading;

provided, however, that with respect to clauses (a) through to and including (f) above, such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the industry in which the Company and its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Company Material Adverse Effect" has occurred.

"Company Meeting" means the special meeting of Company Shareholders and Company Optionholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Company Option Plan" means the Company's incentive stock option plan, adopted as of July 14, 2017 and re-approved as of May 26, 2021.

"Company Optionholders" means the holders of Company Options.

"Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Company Option Plan, as listed in Section 1.1 of the Company Disclosure Letter.

"Company Real Property" has the meaning specified in Paragraph 15(a) of Schedule C.

"Company Related Party Transaction" has the meaning specified in Paragraph 24 of Schedule C.

"Company Reporting Jurisdictions" has the meaning specified in Paragraph 6 of Schedule C.

"Company RSUs" means the outstanding restricted share units which are settled in Common Shares issued pursuant to the RSU Plan, as listed in Section 1.1 of the Company Disclosure Letter.

"Company Shareholders" means the registered and/or beneficial holders of the Common Shares, as the context requires.

"Company Transaction Expenses" has the meaning specified in Paragraph 10 of Schedule C.

"Company Warrants" means the 1,000,000 outstanding warrants to purchase Common Shares which are exercisable on the basis of one whole warrant for one Common Share as listed in Section 1.1 of the Company Disclosure Letter (including their applicable issuance date, exercise price and expiry date).

"Confidentiality Agreement" means the non-disclosure agreement between the Company (as it was called then Experian Holdings Ltd.) and the Purchaser dated October 29, 2020.

"Constating Documents" means articles and notice of articles, articles of incorporation, amalgamation, or continuation or similar organizational documents, as applicable, by-laws and all amendments to such articles, similar organizational documents or by-laws.

"Contract" means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its respective Subsidiaries is a party or by which it or any of its respective Subsidiaries is bound or affected or to which any of its or any of its respective Subsidiaries' properties or assets is subject.

"Court" means the Supreme Court of British Columbia.

"COVID-19" means the novel coronavirus, which was declared a pandemic by the World Health Organization in March 2020.

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Common Shares for the Share Consideration in connection with the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" means the rights of dissent of the registered Company Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement.

"DTC" means the Depository Trust Company.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement.

"Employee Plans" means all health, welfare, supplemental, unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, savings, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of current or former Company Employees or current or former directors of the Company or any of its Subsidiaries which are maintained, sponsored, contributed to or funded by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute.

"Exclusivity Arrangement" means the exclusivity provisions contained in the letter dated July 19, 2021 between the Company and the Purchaser.

"Fairness Opinion" means the opinion of the Financial Advisor to the effect that, as of the date hereof, the Share Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

"Federal Cannabis Laws" means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another's felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

"Final Order" means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act in connection with the issuance of the Arrangement Issued Securities to Persons that are in the United States or U.S. Persons, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Financial Advisor'' means Evans & Evans, Inc.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee in effect at the relevant time, applied on a consistent basis.

"In-the-Money Option" means a Company Option that has an exercise price payable in respect of the Common Share underlying such Company Option that is less than the Company Indicative Share Price.

"In-the-Money Option Amount" means, in respect of each In-the-Money Option, the amount by which the Company Indicative Share Price exceeds the exercise price payable under such In-the-Money Option by the holder thereof to acquire the Company Share underlying such In-the-Money Option.

"In-the-Money Option Consideration" means, in respect of each In-the-Money Option, a number of Purchaser Shares as is equal to the In-the-Money Option Amount, divided by the Purchaser Indicative Share Price, rounded down to the nearest whole number of Purchaser Shares.

"Indemnified Persons" has the meaning specified in Section 8.7.

"Intellectual Property" means all proprietary rights provided in Law and at equity recognized under the Law of any jurisdiction in the world, whether under common law, by statute or otherwise, to all: (i) trademarks, service marks, trade dresses, logos, designs and slogans whether in word, mark, stylized or design format, registered and unregistered, throughout the world and any associated goodwill; (ii) patents and patent applications (respectively issued or filed throughout the world), as well as any re-examinations, extensions, and reissues thereof and any divisionals, continuations, continuation-in-parts and any other applications or patents that claim priority from such patents and applications; (iii) copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto, including moral rights and the benefit of any waivers of moral rights, software and documentation therefor; (iv) inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data, preclinical and clinical data and results, or information; (v) all industrial designs, trade secrets, domain names, know-how, concepts, information; and (vi) other intellectual and industrial property and other proprietary information, patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, blue prints, construction plans, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act in connection with the issuance of the Arrangement Issued Securities to Persons in the United States or that are U.S. Persons, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Interim Period" has the meaning specified in Section 4.1(1).

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or other similar adverse claim or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Matching Period" has the meaning specified in Section 5.4(1)(e).

"Material Contract" means any Contract of the Company or its Subsidiaries:

(a)	that if terminated or modified or if it ceased to be in effect, could reasonably be expected to have a Company Material Adverse Effect;

(b)	with respect to a lease, the termination of which would be material to the Company and its Subsidiaries including those leases set out in Section 1.1(a) of the Company Disclosure Letter;

(c)	relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) or to the lending of any money in excess of $50,000 to another Person;

(d)	that provides for the indemnification by the Company or such Subsidiary of any Person or the assumption of any Tax, environmental, or other liability of any Person, in each case outside the Ordinary Course;

(e)	restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of any Lien) or the incurrence of any Liens on any Company Assets, or restricting the payment of dividends by the Company or by any of its Subsidiaries;

(f)	under which a Person made payments to the Company and/or its Subsidiaries in excess of $50,000 during the 12-month period ended June 30, 2021;

(g)	under which the Company and/or its Subsidiaries made payments to any Person in excess of $50,000 during the 12-month period ended June 30, 2021;

(h)	that cannot be cancelled by the Company or such Subsidiary without penalty or without more than 30 days' notice;

(i)	under which the Company or any of its Subsidiaries is obligated to make, or expects to receive, payments in excess of $50,000 over the remaining term;

(j)	providing for the establishment, investment in, operation, organization, governance or formation of any joint venture, strategic relationship, limited liability company, partnership or similar entity or any shareholder, investors or similar agreement to which the Company or any of its Subsidiaries is a party in respect of any other Person;

(k)	that contemplates an exclusive business relationship with any other Person or grants a right of first offer or refusal or similar rights or terms to any Person;

(l)	with a Governmental Entity;

(m)	that gives another Person the right to acquire or provide a set quantity or volume of products or services from or to the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has provided a most-favoured nation or similar right to another Person;

(n)	that contains any material exclusivity or non-solicitation obligations of the Company or any of its Subsidiaries;

(o)	that limits or restricts in any respect: (i) any business practice of the Company or any of its Subsidiaries; (ii) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or (iii) the scope of Persons to whom the Company or any of its Subsidiaries may sell assets, products or inventory to or acquire assets, products or inventory from or deliver services to or contract with for services;

(p)	that relates to the acquisition or disposition of any business, any securities or other equity interests of or to any Person, any assets of or to any other Person or any real property of or to any Person (whether by amalgamation, arrangement, sale of securities, sale of assets or otherwise) with respect to which there are outstanding obligations;

(q)	providing for any severance, retention, transaction bonus, change of control payment or other fee that will become payable, whether by acceleration or otherwise (and whether or not subject to a "double trigger"), by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement;

(r)	that is a Collective Agreement or other similar agreement with respect to Company Employees;

(s)	that relates to Company Intellectual Property (other than "shrink-wrap" and other generally available end-user licenses or permissions) or third party- owned trade or service marks or brand names;

(t)	that requires the consent of any other Person to the Contract to a change in control (directly or indirectly) of the Company or any of its Subsidiaries or that triggers or accelerates the rights of any other Person to the Contract upon a change in control (directly or indirectly) of the Company or any of its Subsidiaries;

(u)	that provides or by which the Company or any of its Subsidiaries receives management, consulting or similar administrative services that involve aggregate compensation or other payments in excess of $50,000;

(v)	that is with any current or former director of the Company or any of its Subsidiaries or any current or former Company Employee or any of their associates or affiliates (other than employment contracts) or any Person that owns or currently or formerly beneficially owned 5% or more of the outstanding Common Shares or with any of such Person's associates or affiliates; or

(w)	that is otherwise material to the Company and its Subsidiaries, taken as a whole.

"Ml 61-101" means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"officer" has the meaning specified in the Securities Act (Ontario).

"Ordinary Course" means, with respect to an action taken by a Party or its Subsidiaries, that such action is consistent with the past practices of such Party and its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of such Party and its Subsidiaries.

"OTCQX" means the OTCQX Best Market operated by OTC Markets Group Inc.

"Out-of-the-Money Option" means a Company Option that has an exercise price payable in respect of the Common Share underlying such Company Option that is equal to or greater than the Company Indicative Share Price.

"Outside Date" means January 31, 2022, or such later date as may be agreed to in writing by the Parties.

"Parties" means the Company and the Purchaser and "Party" means any one of them.

"Permitted Liens" means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Law;

(c)	the right reserved to or vested in any Governmental Entity by Law;

(d)	easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not materially detract from the value or interfere with the current use of the real or immovable property subject thereto;

(e)	zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from the value or interfere with the current use of the real or immovable property subject thereto;

(f)	agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not materially detract from the value or interfere with the current use of the real or immovable property subject thereto;

(g)	Liens in respect of pledges or deposits under workers' compensation, social security or similar Laws, other than with respect to any amounts which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(h)	any notices of leases registered on title and licenses of occupation;

(i)	purchase money liens and liens securing rental payments under capital lease arrangements;

(j)	customary Liens of landlords, sublandlords or licensors arising under leases or license arrangements; and

(k)	such other Liens that, in each case, do not materially detract from the value or interfere with the current use of the properties or assets subject thereto.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 hereof, the Plan of Arrangement itself or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Post-Consolidation Purchaser Share" means a Purchaser Share following completion of the Purchaser Share Consolidation.

"Pre-Acquisition Reorganization" has the meaning specified in Section 4.6(1).

"Pre-Consolidation Purchaser Share" means a Purchaser Share prior to completion of the Purchaser Share Consolidation.

"Privacy Laws" mean all applicable Laws governing the processing of personal information, including the Personal Information Protection and Electronic Documents Act (Canada), but shall exclude the European Union's and European Economic Area's General Data Protection Regulation, local Laws related thereto and substantially similar Laws.

"Purchaser" means The Valens Company Inc.

"Purchaser Assets" means all of the assets, properties, permits, Authorizations, rights and other privileges (whether contractual or otherwise) of the Purchaser and its Subsidiaries.

"Purchaser Bank Approval" means the consent of the Purchaser Lender Parties to the transactions contemplated by this Agreement as required under Section 10.04(10) of the Purchaser Credit Facility.

"Purchaser Credit Facility" means the credit agreement among the Purchaser and the Purchaser Lender Parties dated May 29, 2020, as amended by the first amending agreement among the Purchaser and the Purchaser Lender Parties dated November 30, 2021, the consent agreement among the Purchaser and the Purchaser Lender Parties dated March 4, 2021 and the second amending agreement among the Purchaser and the Purchaser Lender Parties dated June 17, 2021.

"Purchaser Compliance Period" means the period of time beginning on January 1, 2019 and ending as of the Effective Time.

"Purchaser Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Purchaser Shares, including options, restricted share units, deferred share units and warrants.

"Purchaser Disclosure Letter" means the disclosure letter dated the date of this Agreement and executed and delivered by the Purchaser to the Company with this Agreement.

"Purchaser Employees" means the officers, employees and independent contractors of the Purchaser.

"Purchaser Filings" means all documents filed by or on behalf of the Purchaser under the profile of the Purchaser on the SEDAR since January 1, 2019.

"Purchaser Financial Statements" has the meaning specified in Paragraph 6(a) of Schedule D.

"Purchaser Indicative Share Price" means the volume weighted average trading price (rounded to the nearest whole cent) of one Purchaser Share on the TSX during the 15 trading days on which such Purchaser Shares trade on the TSX ending on the second last Business Day prior to the Effective Date.

"Purchaser Lender Parties" means Canadian Imperial Bank of Commerce and ATB Financial.

"Purchaser Licences" means (i) the standard processing and standard cultivation licence issued by Health Canada to VAL on November 9, 2018, each issued pursuant to section 62(1) of the Cannabis Act, as renewed and amended by Health Canada from time to time, granting VAL the authority to possess cannabis, obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis, produce cannabis, other than obtain it by cultivating, propagating or harvesting it, and sell cannabis including to a person that is authorized under a provincial act referred to in subsection 69(1) of the Cannabis Act to sell cannabis; (ii) the licence issued by Health Canada to VAL on January 11, 2019 for analytical testing under the Cannabis Act used for the purpose of conducting analytical testing on cannabis materials for both individuals as well as licence holders; (iii) the licence issued by Health Canada to VAL on July 10, 2020 for research under the Cannabis Act used for the purposes of conducting sensory evaluations on novel cannabis products.

"Purchaser Material Adverse Effect" means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, on a consolidated basis, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any change generally affecting the cannabis industry in Canada as a whole;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, banking, currency exchange, interest rate, rate of inflation, regulatory, political or market conditions or in global or national financial or capital markets conditions;

(c)	any hurricane, flood, tornado, earthquake, forest fire or other natural disaster, man-made disaster or comparable event;

(d)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof;

(e)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity;

(f)	any generally applicable changes to IFRS as incorporated in the Handbook of the Canadian Institute of Chartered Accountants;

(g)	the failure by the Purchaser to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings (it being understood that the causes underlying any such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(h)	the announcement of this Agreement and the transactions contemplated hereby;

(i)	any action taken (or omitted to be taken) by the Purchaser or its Subsidiaries that is consented to by the Company expressly in writing;

(j)	any action taken (or omitted to be taken) by the Purchaser or its Subsidiaries upon the express written request of the Company; or

(k)	any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

provided, however, that with respect to clauses (a) through to and including (f) above, such matter does not have a materially disproportionate effect on the Purchaser and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the industry in which the Purchaser and its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Purchaser Material Adverse Effect" has occurred.

"Purchaser Reporting Jurisdictions" has the meaning specified in Paragraph 5 of Schedule D.

"Purchaser Shares" means the common shares in the capital of the Purchaser.

"Purchaser Share Consolidation" means the share consolidation of the Purchaser Shares on the basis of the Purchaser Share Consolidation Ratio and to amend the Company's articles accordingly as approved by the holders of Purchaser Shares at the Purchaser's annual and special meeting of shareholders held on May 25, 2021.

"Purchaser Share Consolidation Ratio" means a consolidation ratio to be selected by the board of directors of the Purchaser, provided that such ratio is within the range of 1 Post-Consolidation Purchaser Share for every 1.5 to 3 Pre-Consolidation Purchaser Shares.

"Required Consents" means those consents listed in Section 1.1(b) of the Company Disclosure Letter.

"Regulatory Approvals" means any consent, waiver, permit, license, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement (including, for greater certainty, in connection with a change of control of the Company or any of its Subsidiaries whether directly or indirectly or in connection with any of the Company's or its Subsidiaries' Authorizations).

"Related Party" has the meaning specified in Paragraph 24 of Schedule C.

"Replacement Option" means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Out-of-the-Money Options pursuant to the Arrangement.

"Representatives" has the meaning specified in Section 5.1(1).

"Required Approval" has the meaning specified in Section 2.2(1)(b).

"RSU Plan" means the Company's restricted share unit plan, adopted as of July 14, 2017, as amended and re-approved on May 26, 2021.

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

"Securities Authority" means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

"Securities Laws" means the Securities Act (Ontario) and any other applicable provincial securities Laws.

"SEDAR" means the System for Electronic Document Analysis Retrieval.

"Share Consideration" means 0.1620 of a Pre-Consolidation Purchaser Share for each Common Share that is to be received by non- dissenting Company Shareholders pursuant to the Plan of Arrangement, or, in the event that the Purchaser Share Consolidation is completed prior to the Effective Time, such portion of a Post-Consolidation Purchaser Share for each Common Share as is equal to 0.1620 divided by the Purchaser Share Consolidation Ratio, to provide the Company Shareholders the same economic effect.

"Stock Exchange Approval" means the conditional approval of the TSX to list the Purchaser Shares to be issued pursuant to the Arrangement, subject only to conditions to be satisfied in connection with the completion of the Arrangement and/or following the completion of the Arrangement.

"Subsidiary" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions as in effect on the date of this Agreement.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal, made after the date of this Agreement, to acquire, directly or indirectly, not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of Article 5 of this Agreement, the Exclusivity Arrangement or any other agreement between the Person making the Acquisition Proposal and the Company or any of its Subsidiaries;

(b)	is reasonably capable of being completed in accordance with its terms without undue delay (but without assuming away any risk of non-completion) relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(c)	is not subject to any financing condition and in respect of which the Board determines in good faith that adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Common Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition;

(e)	the Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, that the Acquisition Proposal would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)); and

(f)	in the event that the Company does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the Person making such Acquisition Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Supporting Shareholders" means each of those persons set out in Section 1.1 of the Company Disclosure Letter.

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Taxes" means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning specified in Section 4.8(3).

"Termination Fee" has the meaning specified in Section 8.2(2).

"Termination Fee Event" has the meaning specified in Section 8.2(2).

"Termination Notice" has the meaning specified in Section 4.8(3).

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

"U.S. Person" has the meaning ascribed to such term in Rule 902(k) of Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933.

"VAL" means Valens Agritech Ltd., a wholly owned subsidiary of the Purchaser.

"Voting and Support Agreements" means, collectively, the voting and support agreements dated the date hereof between the Purchaser and each of the Supporting Shareholders, substantially in the form of Schedule E.

"Warrant Certificate" means the warrant certificate No. 2021-1 dated February 5, 2021 governing the Company Warrants.

"Warrant Consideration" means, in respect of each Company Warrant, a number of Purchaser Shares as is equal to: (i) the dollar amount by which the Company Indicative Share Price exceeds $ 0.18, multiplied by the number of Common Shares that were issuable upon exercise of such Company Warrants immediately prior to the Effective Time; divided by (ii) the Purchaser Indicative Share Price, rounded down to the nearest whole number of Purchaser Shares.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to$ are references to Canadian dollars unless otherwise indicated.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of', "the total of', "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term "made available to the Purchaser" means copies of the subject materials were included in the Company Data Room or otherwise provided in writing in the manner expressly set forth in the Company Disclosure Letter.

(e)	Capitalized Terms. All capitalized terms used in any Schedule, the Company Disclosure Letter or the Purchaser Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Chairman of the Board after reasonable and diligent inquiry. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the knowledge of Tyler Robson, Jeff Fallows and Sunil Gandhi, after reasonable and diligent inquiry.

(g)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules, policies and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(j)	Time References. References to time are to local time, Toronto, Ontario (unless indicated otherwise).

(k)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(I)	Unanimous Approval. With respect to the approval of the Arrangement by the Board, the term "unanimously" shall mean the approval by every director of the Company present at a duly convened meeting of the Board, other than any director who refrains from voting on the approval of the Arrangement pursuant to subsection 120(5) of the CBCA.

(m)	Disclosure Letters. Each of the Company Disclosure Letter and the Purchaser Disclosure Letter and all information contained in each of them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Section 1.3 Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it. The Company Disclosure Letter and the Purchaser Disclosure Letter and all information contained in each of them is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order

(1)	As soon as reasonably practicable after the date of this Agreement, but in any event at a time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(a), the Company shall apply to the Court in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the "Required Approval") for the Arrangement Resolution shall be: (A) 66½% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, (B) 66½% of the votes cast on the Arrangement Resolution by the Company Shareholders and Company Optionholders (voting as a single class) present in person or by proxy at the Company Meeting, and (C) a majority of the votes cast by the Company Shareholders present in person or by proxy at the Company Meeting excluding for this purpose votes attached to the Company Shares held by persons described in items (a) through (d) of section 8.1 (2) of Ml 61-101, if required;

(c)	that the terms, restrictions and conditions of the Company's Constating Documents, including quorum requirements and all other matters, shall, unless varied by the Interim Order, apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights only to those Company Shareholders who are registered Company Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	confirmation of the record date for the purposes of determining the Company Shareholders and Company Optionholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h)	that the record date for the Company Shareholders and Company Optionholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Law or with the written consent of the Purchaser; and

(i)	for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed, subject to the approval of the Court.

(2)	In seeking the Interim Order, the Company shall advise the Court that it is the Purchaser's intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of all Arrangement Issued Securities to be issued pursuant to the Arrangement, based and conditioned on the Court's approval of the Arrangement and its determination that the Arrangement is fair and reasonable to the holder of securities of the Company to whom will be issued Arrangement Issued Securities pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

Section 2.3 The Company Meeting

The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company's Constating Documents and Law as soon as reasonably practical and, in any event but subject to compliance by the Purchaser with its obligations in Section 2.4(4), on or before November 5, 2021 (or such later date as may be agreed to by the Parties in writing) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	in the case of an adjournment, as required for quorum purposes (in which case the Company Meeting shall be adjourned to a date agreed upon between the Company and the Purchaser, each acting reasonably, and not cancelled);

(ii)	adjournments for not more than 1 O Business Days to solicit proxies in order to obtain the Required Approval;

(iii)	as required by Law or a Governmental Entity; or

(iv)	as required or permitted under Section 4.8(3) or Section 5.4(5).

(b)	subject to the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser and at the sole expense of the Purchaser, using dealer and proxy solicitation services firms selected by the Purchaser (and consented to by the Company, acting reasonably) and providing reasonable cooperation with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	promptly provide the Purchaser with copies of or timely access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(d)	permit the Purchaser at its expense to, on behalf of the management of the Company, directly or through a dealer or proxy solicitation services firm, actively solicit proxies in favour of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)	fix the record date for the Company Meeting and the date of the Company Meeting, in each case, as agreed between the Company and the Purchaser, each acting reasonably, give notice to the Purchaser of the Company Meeting and allow the Purchaser's representatives and legal counsel to attend the Company Meeting;

(f)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 1 O Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, including the manner in which the applicable securities have been voted;

(g)	promptly advise the Purchaser of any substantive communication (written or oral) from or claim brought by (or threatened to be brought by) any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(h)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser;

(i)	not change the record date for the Company Shareholders and Company Optionholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, unless required by Law (and in such case, to a date agreed between the Company and the Purchaser, each acting reasonably) or with the written consent of the Purchaser; and

(j)	at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Company Options, Company RSUs and Company Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and OTC, and non-objecting beneficial owners of Common Shares and Company Warrants, together with their addresses and respective holdings of Common Shares and/or Company Warrants, as applicable. The Company shall require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of holders of securities of the Company, and other assistance as the Purchaser may reasonably request from time to time.

Section 2.4 The Company Circular

(1)	Subject to the Purchaser's compliance with Section 2.4(4), the Company shall promptly prepare and complete, in consultation with the Purchaser and its legal counsel as provided in this Section 2.4, the Company Circular together with any other documents required by Law and the Interim Order in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Securityholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)	The Company shall ensure that the Company Circular complies in all material respects with Law and the Interim Order, does not contain any Misrepresentation (other than with respect to information provided by or on behalf of the Purchaser in accordance with Section 2.4(4)) and provides the Company Shareholders and Company Optionholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Board has received the Fairness Opinion, and has unanimously determined (subject to Section 1.2(1)), after receiving legal and financial advice: (A) that the Arrangement is fair to the Company Shareholders; (B) that the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) that the Board unanimously recommends that the Company Shareholders and Company Optionholders vote in favour of the Arrangement Resolution (collectively, the "Board Recommendation"), and (iii) a statement that each of the Supporting Shareholders have entered into Voting and Support Agreements pursuant to which they intend to vote all of their Common Shares in favour of the Arrangement Resolution.

(3)	The Company shall provide the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser and its affiliates for inclusion in the Company Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Shareholders and Company Optionholders.

(4)	The Purchaser shall provide the Company on a timely basis with all information regarding the Purchaser, its Subsidiaries and the Purchaser Shares as may be reasonably requested by the Company for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not include any Misrepresentation concerning the Purchaser, its Subsidiaries and the Purchaser Shares.

(5)	The Purchaser acknowledges and agrees that the Company shall be entitled to rely on the accuracy of all information furnished by the Purchaser, its affiliates and their respective Representatives in writing for inclusion in the Company Circular concerning the Purchaser and its affiliates.

(6)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation with respect to its information, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.4, co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall, in a manner provided in the Interim Order or as required by Law or the Court, promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and Company Optionholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

Following approval of the Arrangement Resolution in accordance with the Interim Order, the Company shall, in consultation with the Purchaser, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting, or such later date as the Parties may agree, acting reasonably.

Section 2.6 Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and the Purchaser will cooperate with the Company in diligently pursuing, the Interim Order and the Final Order. The Purchaser shall provide to the Company on a timely basis any information required to be supplied by the Purchaser in connection therewith;

(b)	provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser's prior written consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in the Share Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2. 7 Company Options, Company RSUs and Company Warrants

The Parties acknowledge and agree that: (i) all Company Options that are not exercised prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement; (ii) all Company RSUs that are not settled prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement; and (iii) all outstanding Company Warrants that are not converted into Common Shares in accordance with their terms prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and, in each case, the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.8 Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time by written agreement of the Parties hereto

(2)	The Company shall send the Articles of Arrangement to the Director no later than the second Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set forth in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)	Unless otherwise mutually agreed in writing, the closing of the Arrangement will take place electronically via an electronic closing.

Section 2.9 Payment of Share Consideration

The Purchaser shall, not later than on the Business Day prior to the sending by the Company of the Articles of Arrangement to the Director in accordance with Section 2.8, deliver or cause to be delivered to the Depositary in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) pending the Effective Time, sufficient Purchaser Shares (and any treasury directions addressed to Purchaser's transfer agent as may be necessary) to satisfy the aggregate Share Consideration to be paid to Company Shareholders (other than dissenting Company Shareholders) and the other Arrangement Issued Securities to be issued to the other Persons under the Arrangement, as applicable.

Section 2.10 Withholding Taxes

The Purchaser, the Depositary and the Company, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Company Securityholder or any other Person under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Depositary or the Company (as applicable) may be permitted or are required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Each of the Purchaser, the Depositary or the Company, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the Purchaser, the Depositary or the Company, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Depositary or the Company shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.

Section 2.11 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Arrangement Issued Securities will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption and to facilitate the Purchaser's compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption with respect to the issuance of all Arrangement Issued Securities pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(b)	prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Shareholders and other Persons to whom will be issued Arrangement Issued Securities pursuant to the Arrangement;

(d)	the Interim Order will specify that each Company Shareholder and other Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(e)	the Company will ensure that each Company Shareholder and other Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	all Persons entitled to receive the Arrangement Issued Securities pursuant to the Arrangement will be advised that the Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption, and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act to Persons who are, have been within 90 days of the Effective Time, or, at the Effective Time, become affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser);

(g)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement;

(h)	holders of Out-of-the-Money Options entitled to receive Replacement Options pursuant to the Arrangement will be advised that the Replacement Options issued pursuant to the Arrangement (and underlying Purchaser Shares) have not been registered under the U.S. Securities Act and will be issued and exchanged by the Purchaser in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the Purchaser Shares issuable upon exercise of the Replacement Options cannot be issued in the United States or to, or for the account or benefit of, a U.S. Person in reliance on the Section 3(a)(10) Exemption and the Replacement Options may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(i)	each Company Securityholder and other Person entitled to receive Arrangement Issued Securities will be advised that with respect to Arrangement Issued Securities issued to Persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(j)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(k)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.".

Section 2.12 Taxation of Company Options

The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing its income for purposes of the Tax Act, and the Purchaser shall cause the Company to: (i) make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the payments made in exchange for the surrender of Company Options, and (ii) provide evidence in writing of such election to Company Optionholders.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered section of the Company Disclosure Letter (it being understood and agreed that disclosure of any fact or item in the Company Disclosure Letter shall constitute disclosure for any of the representations and warranties of the Company set forth in Schedule C where the relevance of any such fact or item is manifestly apparent on its face from a reading of such disclosure), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)	Subject to Section 7.3, the representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)	Except as set forth in the correspondingly numbered section of the Purchaser Disclosure Letter (it being understood and agreed that disclosure of any fact or item in the Purchaser Disclosure Letter shall constitute disclosure for any of the representations and warranties of the Purchaser set forth in Schedule D where the relevance of any such fact or item is manifestly apparent on its face from a reading of such disclosure), the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)	Subject to Section 7.3, the representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms (the "Interim Period"), except: (i) with the prior written consent of the Purchaser, not to be unreasonably withheld; (ii) as required by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company and any of its Subsidiaries has material business relations.

(2)	Without limiting the generality of Section 4.1 (1), the Company covenants and agrees that, during the Interim Period, except: (i) with the prior written consent of the Purchaser, not to be unreasonably withheld, delayed or conditioned; (ii) as required by or contemplated by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of its capital stock or the capital stock of any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or the capital stock of its Subsidiaries;

(d)	enter into, or cause any acceleration, amendment, termination (partial or complete), modification or cancellation of, or grant any waiver or give any consent or release with respect to, any Contract (or series of related Contracts) providing for the payment of more than $50,000 in the aggregate in any 12-month period;

(e)	(i) issue any note, bond or other debt security evidencing any indebtedness for borrowed money, (ii) create, increase, incur, assume or guarantee any indebtedness for borrowed money, or (iii) make any voluntary purchases, cancellations, prepayments or complete or partial discharges in advance of a scheduled payment date, or grant any waiver of any right, with respect to any indebtedness;

(f)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, including the capital stock of its Subsidiaries, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of Common Shares except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options and Company Warrants or the settlement of currently outstanding Company RSUs;

(g)	amend the terms of any of its securities, reduce the capital or stated capital of any of its securities or otherwise enter into any transaction that would reduce the "paid-up capital" (within the meaning of the Tax Act) of its Common Shares;

(h)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than acquisition of assets in the Ordinary Course which individually or in the aggregate do not exceed $50,000;

(i)	make any loan or advance to (other than expense advancements in the Ordinary Course), or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(j)	make any change in the Company's methods of accounting, except as required by concurrent changes in IFRS, as required by a Governmental Entity or as disclosed in the Company Financial Statements;

(k)	sell, lease, transfer, license, mortgage, or otherwise dispose of any Company Assets except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $50,000, or (ii) inventory sold in the Ordinary Course;

(I)	sell, assign, transfer or grant any license or sublicense of any rights under or with respect to any Company Intellectual Property, or modify any rights in respect of third party-owned trade or service marks or brand names, other than in the Ordinary Course;

(m)	sell, assign, transfer or grant any rights under or with respect to any Company License, or modify or amend any Company License;

(n)	provide cultivation, manufacturing, processing, extraction or any other services to any other Person under any Company License;

(o)	enter into any joint venture or similar agreement, arrangement or relationship;

(p)	make any capital expenditure or commitment to do so in excess of $50,000 individually or $100,000 in the aggregate other than as set forth in Section 4.1(2)(n) of the Company Disclosure Letter;

(q)	adopt any plan of merger, consolidation, amalgamation, statutory arrangement, share exchange, business combination, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal, state or provincial bankruptcy or similar Law or consent to the filing of any bankruptcy petition against it under any bankruptcy or similar Law;

(r)	in respect of any Company Assets, waive, release, surrender, abandon, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect, any Contract relating to the ownership or lease of the Company Real Property, any existing Authorization or any Company Intellectual Property;

(s)	grant any Lien (other than Permitted Liens) on any of the Company Assets;

(t)	make, amend, change or rescind any material Tax election or designation, amend any Tax Return, settle or compromise any material Tax claim, assessment, reassessment or liability, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(u)	purchase, lease or otherwise acquire the right to own, use or lease any property or assets for an amount in excess of $50,000 individually (in the case of a lease, per annum), or $100,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course;

(v)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(w)	make any bonus or profit sharing distribution or similar payment of any kind except as may be required by the terms of a Contract listed in Section 4.1(2)(u) of the Company Disclosure Letter;

(x)	except as may be required by any Employee Plan or Contract in effect as of the date of this Agreement or as disclosed in the Company Disclosure Letter (i) grant any bonuses, whether monetary or otherwise, to any Company Employees or to any director of the Company or any of its Subsidiaries; (ii) increase any compensation, wages, salary, bonus levels, benefits, severance, change of control, pension, termination or other pay or benefits payable (or improvements to notice or pay in lieu of notice) to (or amend or modify any existing arrangement with) any current or former Company Employee, any current or former director of the Company or of any of its Subsidiaries or 5% or greater shareholder of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any existing severance or termination pay policies with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (iv) increase the benefits payable under any employment agreements with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (v) change the terms of employment for any Company Employee; (vi) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Company Employee or current or former director of the Company or any of its Subsidiaries; (vii) adopt any new Employee Plan or any amendment or modification of an existing Employee Plan except as required by Law; (viii) increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; (ix) grant any equity, equity-based or similar awards; (x) act to accelerate the vesting or payment of any compensation or benefit for any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries except as required by Law; or (xi) reduce the Company's or its Subsidiaries work force except in the Ordinary Course or terminate any Company Employee other than for cause;

(y)	enter into any agreement or arrangement that limits or otherwise restricts the Company, any of its Subsidiaries, any of their respective affiliates or any of their respective successors, or that would, after the Effective Time, limit or restrict the Company, any of its Subsidiaries, any of their respective affiliates or any of their respective successors from engaging in any line of business or carrying on business in any geographic area or the scope of Persons to whom any such Persons may sell products or services or acquire products or services from;

(z)	enter into or amend any Contract with any broker, finder or investment banker including any amendment of any of the Contracts with the Financial Advisor;

(aa)	cancel, waive, release, assign, settle or compromise any material claims or rights of the Company or its Subsidiaries;

(bb)	compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company or its Subsidiaries or commence any litigation or proceeding relating to the assets or the business of the Company or its Subsidiaries;

(cc)	amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(dd)	take any action or fail to take any action which action or failure to act could result in the loss, expiration or surrender of, or the loss of any material benefit under, or could reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable diligence any pending applications to any Governmental Entities for any Authorizations;

(ee)	enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

(ff)	except as contemplated in Section 4.9 [Insurance and Indemnification] amend, modify or terminate any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement;

(gg)	enter into any Contract with a Person that does not deal at arms' length with the Company and its Subsidiaries or with any director or officer of the Company or any Person that owns more than 5% of the outstanding Common Shares ( or with any of such Persons' respective associates or affiliates);

(hh)	materially change its business or regulatory strategy;

(ii)	knowingly take any action or permit inaction or enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

(jj)	incur any indebtedness or other amounts payable between or among the Company and/or its Subsidiaries; or

(kk)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing or authorize, or take or agree to take (or fail to take) any action with respect to the foregoing.

Section 4.2 Conduct of Business of the Purchaser

The Purchaser covenants and agrees that, during the Interim Period, the Purchaser shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations, and it shall not, directly or indirectly:

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) on the Purchaser Shares, other than to effect the Purchaser Share Consolidation;

(c)	adopt a plan of liquidation or dissolution of the Purchaser or file a petition in bankruptcy under any provisions of federal, state or provincial bankruptcy or similar Law or consent to the filing of any bankruptcy petition against it under any bankruptcy or similar Law;

(d)	materially change its regulatory strategy other than as would not reasonably be expected to have a Purchaser Material Adverse Effect; or

(e)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing or authorize, or take or agree to any action with respect to the foregoing prior to the Effective Date.

Section 4.3 Covenants Regarding the Arrangement

(1)	Subject to Section 4.4, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(a)	using commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement within its control and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	the Company using commercially reasonable efforts to obtain, maintain or provide, as applicable, as soon as practicable following execution of this Agreement, all third party or other consents, waivers, notices, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained or provided under any Material Contracts, Authorizations and leases of the Company and its Subsidiaries in connection with the Arrangement or this Agreement, or (ii) required in order to maintain any Material Contracts, Authorizations and leases of the Company and its Subsidiaries in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser;

(c)	except with respect to the Regulatory Approvals which will be governed by Section 4.4, using commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it related to the Arrangement or the transactions contemplated by this Agreement;

(d)	using commercially reasonable efforts, in consultation with the other Parties, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling under Law seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(e)	not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Company Material Adverse Effect;

(b)	any notice or other communication from any Person (including any Governmental Entity) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Person to the effect that such Person is terminating, may terminate or otherwise is, or may be proposing to, materially adversely modifying a material business relationship with the Company or any of its Subsidiaries;

(d)	any notice or other communication from any Governmental Entity in connection with this Agreement, the Arrangement, any Authorization or Regulatory Approval (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); and

(e)	any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, any of its Subsidiaries or the Company Assets.

(3)	The Company will, in all material respects, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or material actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of confidentiality obligation owed to a third party for which a waiver could not be obtained.

(4)	The Purchaser shall promptly notify the Company in writing of:

(a)	any Purchaser Material Adverse Effect;

(b)	any notice or other communication from any Governmental Entity in connection with this Agreement or the Arrangement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); and

(c)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser in relation to this Agreement or the Arrangement.

(5)	The Company shall assist in effecting the resignations of each member of the Board, each member of the board of directors of each of the Company's Subsidiaries and its other investments and its officers and the officers of each such Persons, in each case to the extent requested by the Purchaser and as at the Effective Time and causing any such Persons to be replaced by Persons identified by the Purchaser as of the Effective Time. Such resignations shall be received in consideration for the Company providing releases to, and receiving releases from, each such Person (the "Mutual Releases"), which Mutual Releases shall be in a form mutually acceptable to the Purchaser and the Company, each acting reasonably, and contain exceptions for amounts or obligations owing to such Persons including bonus, severance and change of control payments, other payments due pursuant to the Arrangement as a Company Securityholder, benefits and other compensation or pursuant to directors' and officer's indemnities or insurance arrangements.

Section 4.4 Regulatory Approvals

(1)

If after the date of this Agreement, either Party shall identify any Regulatory Approval deemed by it, acting reasonably, to be required or advisable in connection with the Arrangement, each Party shall, as promptly as possible, make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with any such Regulatory Approvals. Each Party shall use commercially reasonable efforts to obtain and maintain any applicable Regulatory Approvals.

(2)

The Parties shall cooperate with one another in connection with obtaining any Regulatory Approvals including by providing or submitting, as promptly as possible, all documentation and information that is required, or in the opinion of the Purchaser, advisable, in connection with obtaining any Regulatory Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)

The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining any Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, and attend and participate in any communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)	Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company shall, in consultation with and subject to the prior approval of the Purchaser, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)	The Parties shall request that any Regulatory Approval be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approval.

(6)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

Section 4.5 Access to Information; Confidentiality

(1)	During the Interim Period, the Company shall give the Purchaser and its representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries' (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, Company Leases and Authorizations, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser from time to time reasonably request, subject to confidentiality restrictions. The Company shall continue to afford the Purchaser and its representatives access to the Company Data Room. Without limiting the foregoing, and subject to the terms of any existing Contracts: (i) the Company shall, upon the Purchaser's request, facilitate discussions between the Purchaser and any third party from whom consent may be required or with whom the Company or any of its Subsidiaries does business; and (ii) the Purchaser and its representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Company's and its Subsidiaries' properties.

(2)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)	The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

Section 4.6 Pre-Acquisition Reorganization

(1)	The Company agrees that, upon request of the Purchaser, the Company shall use commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization"), (ii) cooperate with the Purchaser and its advisors to determine the nature of any Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with the Purchaser and its advisors, including the provision of information and the execution and filing of certificates and forms as reasonably requested by Purchaser to reduce or eliminate Taxes resulting from the Pre-Acquisition Reorganization or the other transactions contemplated by this Agreement.

(2)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the "Bump Transactions") designed to step up the tax basis in certain non-depreciable capital property of the Company and/or its Subsidiaries for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser and available to the Company in this regard on a timely basis and to assist in obtaining any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions that are part of the Pre-Acquisition Reorganization as is reasonably requested by the Purchaser.

(3)	The Company will not be obligated to perform any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	is not, in the opinion of the Company or Company counsel, acting reasonably, prejudicial to the Company or the Company Shareholders (as a whole) in any respect;

(b)	does not require the approval of any of the Company Shareholders or the approval of the Shareholders of the Purchaser;

(c)	would not reasonably be expected to impede or delay the completion of the Arrangement or the receipt of any Regulatory Approvals;

(d)	does not require the Company or any of its Subsidiaries to contravene any Laws, their Constating Documents, any Contract (in any material respect) or any Authorization; and

(e)	would not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the Arrangement in the absence of any Pre-Acquisition Reorganization.

(4)	The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 1 O Business Days prior to the Effective Date. Upon receipt of such notice, the Parties shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization provided that any Pre-Acquisition Reorganization: (i) is effected as closely as is reasonably practicable prior to the Effective Time; (ii) would not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries; (iii) does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; (iv) would not require any additional Regulatory Approval; (v) would not require any third party consent not otherwise required to close the Arrangement unless the failure to receive such third party consent would not reasonably be expected to result in a Company Material Adverse Effect; and (v) shall not become effective unless the Purchaser has irrevocably waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have irrevocably confirmed in writing that it is prepared, and able to promptly and without condition (other than compliance with this Section 4.6) immediately proceed to effect the Arrangement.

(5)	The Purchaser agrees that it will be responsible for all costs and expenses (including reasonable professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or if a condition for the benefit of the Purchaser has been satisfied.

(6)	The Purchaser shall indemnify the Company and its Subsidiaries and their respective directors, officers, employees, agents and Representatives for all direct and indirect costs or losses, liabilities, damages, claims, costs, expenses, interest awards, judgments and penalties, Taxes, out of-pocket costs and expenses, including out of-pocket legal fees and disbursements, suffered or incurred in connection with or as a result of any Pre-Acquisition Reorganization or the unwinding or reversal of any Pre-Acquisition Reorganization.

Section 4. 7 Public Communications

(1)	The Company and the Purchaser shall agree on the text of joint press releases by which the Company and the Purchaser will announce (i) the execution of this Agreement and (ii) the completion of the Arrangement. The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Entity (except as contemplated by this Article 4) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, none of the foregoing shall prevent the Company or the Purchaser from making (i) internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the Ordinary Course that do not relate to this Agreement or the Arrangement so long as, in each case, such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties.

(2)	Each Party acknowledges and agrees that the other Party shall file, in accordance with Securities Laws, this Agreement, together with a material change report related thereto, under such Party's profile on SEDAR.

Section 4.8 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) or Section 7.2(1)(d)(iv) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) or Section 7.2(1)(c)(iii), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9 Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase from reputable insurers customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 200% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(2)	The Purchaser shall, from and after the Effective Time, cause the Company (or any successor) to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are contained in the Constating Documents of the Company, are provided for under Law or disclosed in the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are contained in the Constating Documents of the Company, are provided for under Law or disclosed in the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Section 4.10 Stock Exchange Matters

(1)	Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the TSX-V with effect promptly following the acquisition by the Purchaser of the Common Shares pursuant to the Arrangement.

(2)	The Purchaser shall use its commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approval.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any affiliate, officer, director, employee, consultant, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively "Representatives"), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of the Company or any of its Subsidiaries or access to any properties, facilities, books or records of the Company or any of its Subsidiaries), any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that the Company may (i) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute a Superior Proposal; or

(c)	make a Change in Recommendation.

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and, without limiting the generality of the foregoing, the Company shall:

(a)	immediately discontinue access to and disclosure of all information, including access to any data room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)	within two Business Days of the date hereof, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser or its representatives; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that neither the Company, its Subsidiaries nor any of their respective Representatives has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party since June 30, 2020, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, and (ii) neither the Company, any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, it being acknowledged and agreed that the automatic termination of any standstill or similar provisions of any such agreement or restriction as a result of entering into and announcement of this Agreement by the Company pursuant to the express terms of any such agreement or restriction shall not be a violation of this Section 5.1.

Section 5.2 Notification of Acquisition Proposals

(1)	If after the date of this Agreement, the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall promptly notify the Purchaser, at first orally, and then, and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with a copy of any written Acquisition Proposal and such other details of any such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request.

(2)

The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition  Proposal, inquiry, proposal, offer or request and such other details of any such Acquisition Proposal,  inquiry, proposal, offer or request as the Purchaser may reasonably request.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time, prior to obtaining the Required Approval, the Company receives an unsolicited written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries to such Person, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction with the Company or its Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under Section 5.1 and Section 5.2 and has complied with its obligations under the Exclusivity Arrangement, in each case in all material respects;

(d)	the Company enters into a confidentiality agreement with such Person containing terms that are no less favourable for the Company than the Confidentiality Agreement (it being understood that such agreement need not restrict the making of the Acquisition Proposal to the Company or the Board or related communications with the Company or the Board); and

(e)	the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 5.3(1)(d); and

(iii)	any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Approval, the Board may, subject to compliance with Section 7.2 and Section 8.2, enter into a definitive written agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill or similar restriction;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 and has complied with its obligations under the Exclusivity Arrangement, in each case in all material respects;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive written agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

(d)	the Company has provided the Purchaser a copy of the proposed definitive written agreement with respect to the Superior Proposal;

(e)	at least five Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive written agreement with respect to the Superior Proposal from the Company;

(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2),to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board has determined in good faith (i) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of this Agreement and the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) after consultation with its outside legal counsel, that the failure for the Board to enter into such definitive written agreement with respect to such Superior Proposal would be inconsistent with the Board's fiduciary duties; and

(h)	the Company concurrently terminates this Agreement pursuant to Section 7.2(1)(c)(ii), and prior to or concurrently with such termination, pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as the Company may approve for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Parties shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive written agreement for the new Superior Proposal.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is publicly announced and is determined to not be a Superior Proposal or the Board determines that a proposed amendment to the terms of this Agreement and the Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Meeting, as directed by the Purchaser, to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

(6)	Nothing contained in this Section 5.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(7)	Nothing contained in this Article 5 shall prevent the Board from complying with Part 2 – Division 3 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal that it determines is not a Superior Proposal.

Section 5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their respective Representatives of the restrictions and obligations set out in this Article 5 and any violation of the restrictions and obligations set forth in this Article 5 by the Company, its Subsidiaries or its or their respective Representatives shall be deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

 CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Date, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. Receipt of the Required Approval at the Company Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(4)	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the CBCA in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(5)	Stock Exchange Approval. The Stock Exchange Approval has been obtained and is in force and has not been modified or rescinded.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Date, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in Paragraph (1) [Organization and Qualification], Paragraph (2) [Authority; Approval], Paragraph (8) [Capitalization], Paragraph (9) [Subsidiaries], Paragraph (10) [Brokers] and Paragraph (28) [Cannabis Matters] of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time other than for de minimis inaccuracies, and all other representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (and, for this purpose, any reference to "material", "Company Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be disregarded), except to the extent that the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate would not have a Company Material Adverse Effect, and in each case, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding by or before a Governmental Entity pending or threatened in any jurisdiction to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on the Purchaser's ability to acquire, hold, or exercise full rights of ownership over any Common Shares, including the right to vote the Common Shares;

(b)	prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser or any of its Subsidiaries of a material portion of the business or assets of the Company and its Subsidiaries, or compel the Purchaser or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement;

(c)	seek to obtain from the Company or the Purchaser or any of their respective affiliates any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by this Agreement; or

(d)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, would reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect.

(4)	Regulatory Approvals. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, shall have been given, received or obtained on terms acceptable to the Purchaser acting reasonably, and each such Regulatory Approval, consent, waiver, permit, order or approval is validly subsisting and in full force and effect and has not been modified.

(5)	Required Consents. The Required Consents have been obtained on terms acceptable to the Purchaser, acting reasonably.

(6)	Purchaser Bank Approval. The Purchaser Bank Approval is obtained on terms acceptable to the Purchaser, acting reasonably.

(7)	Dissent Rights. Dissent Rights have not been exercised with respect to more than five percent of the issued and outstanding Common Shares.

(8)	Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Date, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (and, for this purpose, any reference to "material", "Purchaser Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be disregarded), except to the extent that the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate would not have a Purchaser Material Adverse Effect, and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Purchaser Material Adverse Effect.

(4)	Concerning Depositary. The Purchaser shall have complied with its obligations in Section 2.9.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all the Arrangement Issued Securities held in escrow by the Depositary pursuant to Section 2.9 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company, the Purchaser if:

(i)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order; or

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7 .2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied,and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)	prior to obtaining the Required Approval, the Board authorizes the Company to enter into a definitive written agreement ( other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2; or

(iii)	since the date of this Agreement, a Purchaser Material Adverse Effect has occurred and is continuing; or

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied; or

(ii)	prior to obtaining the Required Approval, (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal, (C) the Board or any committee of the Board takes no position or remains neutral in respect of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days after the formal announcement or public disclosure thereof, (D) the Board or any committee of the Board executes or enters into or authorizes the Company or any of its Subsidiaries to execute or enter into, or publicly proposes to execute or enter into or to authorize the Company or any of its Subsidiaries to execute or enter into, any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3), (E) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so, acting reasonably (collectively, a "Change in Recommendation"), or (F) the Company breaches Article 5 in any material respect; or

(iii)	any event occurs as a result of which the condition set forth in Section 6.2(6) [Dissent Rights Condition] is not capable of being satisfied by the Outside Date; or

(iv)	since the date of this Agreement, a Company Material Adverse Effect has occurred and is continuing.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, this Section 7.3 and Section 2.7, Section 4.6(6), Section 4.9 and Section 8.7 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 4.6(6), and Section 8.2 through to and including Section 8.15 shall survive, and provided further that subject to Section 8.2(5), no Party shall be relieved of any liability for any breach by it of any of its representations, warranties or covenants contained herein or for fraud.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders and the Company Optionholders or any other Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement, and any such amendment may, subject to the Interim Order, the Final Order and Laws without limitation:

(a)	change the time for performance of any of the obligations or acts of either or both of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of either or both of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2 Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, "Termination Fee" means $2,000,000 and "Termination Fee Event" means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Article 5];

(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal] ; or

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Company] if;

(i)	after the date hereof and prior to such termination, an Acquisition Proposal is proposed, offered, made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser) or any Person (other than the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)	within 365 days following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within 365 days after such termination).

For purposes of this Section 8.2(2)(c), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(3)	The Termination Fee shall be paid by the Company to the Purchaser in consideration for the Purchaser's disposition of rights under this Agreement as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(2)(a), within two (2) Business Days of the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(2)(b), prior to or concurrently with the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(2)(c), on or prior to consummation or effectiveness of the Acquisition Proposal referred to in Section 8.2(2)(c).

(4)	The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 are consideration for the Purchaser's disposition of its rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	Subject to Section 8.6, the Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where it is entitled to the Termination Fee and such Termination Fee is paid in full within the prescribed time period, such Termination Fee is the sole monetary remedy of the Purchaser against the Company or its Subsidiaries and the Purchaser shall be precluded from any other remedy against the Company or its Subsidiaries and shall not seek to obtain any recovery, judgment or damages of any kind against the Company or its Subsidiaries in connection with this Agreement.

Section 8.3 Expenses and Expense Reimbursement

(1)	Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. Notwithstanding the foregoing, in connection with the transactions contemplated by this Agreement, the Purchaser and the Company will each pay 50% of the initial filing fee payable to any Governmental Entity in connection with any Regulatory Approval.

(2)	In addition to the rights of the Purchaser under Section 8.2, if this Agreement is terminated by either the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve], then the Company shall within two Business Days of such termination, pay or cause to be paid to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer of immediately available funds to an account designated by the Purchaser, an expense reimbursement fee equal to $250,000. In no event shall the Company be required to pay under Section 8.2, on the one hand, and this Section 8.3(2), on the other hand, in the aggregate, an amount in excess of the Termination Fee.

(3)	The Company confirms that other than the fees disclosed in Section 8.3(3) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement

Section 8.4 Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	to the Purchaser at:

The Valens Company Inc.

96 Spadina Ave, Suite 400

Toronto, ON

M5V 2J6

Attention: President/ General Counsel and Corporate Secretary

Email: [**********]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Donald Belovich

Email: [**********]

(b)	to the Company at: with a copy to:

12556 Stave Lake Road

Mission, British Columbia

V2V 0A6

Attention: Jarrett Malnarich

Email: [**********]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

3400 First Canadian Centre

350 – 7th Avenue SW

Calgary, AB T2P 3N9

Attention: Sarah Gingrich

Email: [**********]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by email, at the time such email is received if it is a Business Day and the email was received prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (iii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5 Time of the Essence

Time is of the essence in this Agreement.

Section 8.6 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8. 7 Third Party Beneficiaries

(1)	Except as provided in Section 2.7, Section 4.6(6) and Section 4.9 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the "Third Party Beneficiaries"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Third Party Beneficiaries their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each of the Third Party Beneficiaries, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiaries.

Section 8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement

This Agreement, including the Schedules hereto, the Company Disclosure Letter, the Purchaser Disclosure Letter, the Confidentiality Agreement and the Exclusivity Arrangement, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, which may be withheld in such other Party's sole discretion.

Section 8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.14 No Liability

No director or officer of the Purchaser or any of their affiliates shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15 Privacy

(1)	The Purchaser shall comply with applicable Privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual it receives from the Company or its Representatives in connection with this Agreement prior to Closing (the "Transaction Personal Information"). The Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the Arrangement.

(2)	The Purchaser shall protect and safeguard the Transaction Personal Information by security safeguards appropriate to the sensitivity of the information. The Purchaser shall cause their Representatives to observe the terms of this Section 8.15 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, the Purchaser shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

Section 8.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic transmission (including email)) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or executed electronic copy of this Agreement (including email), and such facsimile or executed electronic copy (including email) shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

THE VALENS COMPANY INC.

By:	(signed) "Jeff Fallows"

Name: Jeff Fallows

Title: President

CITIZEN STASH CANNABIS CORP.

By:	(signed) "Jarrett Malnarich"

Name: Jarrett Malnarich

Title: Chief Executive Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(see attached)

A-1

EXECUTION VERSION

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1       Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of August 30, 2021 among the Purchaser and the Company, together with the Schedules attached thereto, the Purchaser Disclosure Letter and the Company Disclosure Letter, as same may be amended, varied, supplemented or restated in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement.

"Arrangement Issued Securities" means all securities to be issued by the Purchaser pursuant to the Arrangement, including the Purchaser Shares representing the Share Consideration, the In-the-Money Option Consideration, the Warrant Consideration and the Replacement Options (and, after the Effective Time, the Purchaser Shares underlying the Replacement Options).

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement presented to the Company Shareholders and the Company Optionholders at the Company Meeting.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Purchaser and the Company, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Vancouver, British Columbia or Toronto, Ontario.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Common Shares" means the common shares in the capital of the Company.

"Company" means Citizen Stash Cannabis Corp.

"Company Indicative Share Price" means the volume weighted average trading price (rounded to the nearest whole cent) of one Common Share on the TSX-V during the fifteen (15) trading days on which such Common Shares trade on the TSX-V ending on the second last Business Day prior to the Effective Date.

"Company Meeting" means the special meeting of the Company Shareholders and the Company Optionholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Company Option Plan" means the Company's incentive stock option plan, adopted as of July 14, 2017 and re-approved as of May 26, 2021.

"Company Optionholders" means the holders of Company Options.

"Company Options" means the outstanding options to purchase Common Shares issued pursuant to the Company Option Plan, as listed in Section 1.1 of the Company Disclosure Letter.

"Company RSU Holders" means the holders of Company RSUs.

"Company RSUs" means the outstanding restricted share units which are settled in Common Shares issued pursuant to the RSU Plan, as listed in Section 1.1 of the Company Disclosure Letter.

"Company Shareholders" means the registered or beneficial holders of the Common Shares, as the context requires.

"Company Warrants" means the 1,000,000 outstanding warrants to purchase Common Shares which are exercisable on the basis of one whole warrant for one Common Share as listed in Section 1.1 of the Company Disclosure Letter (including their applicable issuance date, exercise price and expiry date).

"Company Warrantholders" means the registered or beneficial holders of Company Warrants.

"Court" means the Supreme Court of British Columbia.

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Common Shares for the Share Consideration in connection with the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Company Shareholder'' means a registered holder of Common Shares who has validly exercised its Dissent Rights in accordance with Section 3.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Common Shares, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Exchange Ratio" means • of a Purchaser Share for each Common Share.

"Final Order" means the order of the Court approving the Arrangement under Section 192 the CBCA, in form and substance acceptable to the Purchaser and the Company, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Purchaser and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed and stayed pending appeal, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Purchaser and the Company, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"Hillcrest" means Hillcrest Merchant Partners Inc.

"Hillcrest Agreement" means the financial advisory agreement between Hillcrest and the Company, dated May 28, 2021, as amended June 30, 2021.

"Hillcrest Entitlement" means the completion fee payable to Hillcrest by the Company pursuant to the terms of the Hillcrest Agreement, payable in Common Shares, and being an amount and number of Common Shares as is equal to the Hillcrest Entitlement Common Shares.

"Hillcrest Entitlement Common Shares" means 1,519,306 Common Shares.

"In-the-Money Option" means a Company Option that has an exercise price payable in respect of the Common Share underlying such Company Option that is less than the Company Indicative Share Price.

"In-the-Money Option Amount" means, in respect of each In-the-Money Option, the amount by which the Company Indicative Share Price exceeds the exercise price payable under such In-the-Money Option by the holder thereof to acquire the Company Share underlying such In-the-Money Option.

"In-the-Money Option Consideration" means, in respect of each In-the-Money Option, a number of Purchaser Shares as is equal to the In-the-Money Option Amount, divided by the Purchaser Indicative Share Price, rounded down to the nearest whole number of Purchaser Shares.

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act in connection with the issuance of the Arrangement Issued Securities to Company Shareholders and other Persons in the United States or that are U.S. Persons, in a form acceptable to the Purchaser and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Purchaser and the Company, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to Company Shareholders, Company RSU Holders, Holders of In-the-Money Options, Hillcrest and Company Warrantholders, as applicable, in each case, for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Out-of-the-Money Option" means a Company Option that has an exercise price payable in respect of the Common Share underlying such Company Option that is equal to or greater than the Company Indicative Share Price.

"Parties" means the Purchaser and the Company, and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 5.1 of this plan of arrangement or made at the direction of the Court in either the Interim Order or Final Order with the consent of the Purchaser and the Company, each acting reasonably.

"Purchaser" means The Valens Company Inc., a company continued under the CBCA.

"Purchaser Indicative Share Price" means the volume weighted average trading price (rounded to the nearest whole cent) of one Purchaser Share on the TSX during the fifteen (15) trading days on which such Purchaser Shares trade on the TSX ending on the second last Business Day prior to the Effective Date.

"Purchaser Shares" means the common shares in the capital of the Purchaser.

"Replacement Option" means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Out-of-the-Money Options pursuant to the Arrangement.

"RSU Plan" means the Company's restricted share unit plan, adopted as of July 14, 2017, as amended and re-approved on May 26, 2021.

''RSU Shares" has the meaning specified in Section 2.3(b).

"Share Consideration" means • of a Purchaser Share for each Common Share that is to be received by non-dissenting Company Shareholders pursuant to the Plan of Arrangement.

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"Warrant Certificate" means the warrant certificate No. 2021-1 dated February 5, 2021 governing the Company Warrants.

"Warrant Consideration" means, in respect of each Company Warrant, a number of Purchaser Shares as is equal to: (i) the dollar amount by which the Company Indicative Share Price exceeds $0.18, multiplied by the number of Common Shares that were issuable upon exercise of such Company Warrants immediately prior to the Effective Time; divided by (ii) the Purchaser Indicative Share Price, rounded down to the nearest whole number of Purchaser Shares.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. Wherever the word "including," "includes" or "include" is used in this Plan of Arrangement, it shall be deemed to be followed by the words "without limitation." the word "or" shall be disjunctive but not exclusive. The phrase "the aggregate of," "the total of," "the sum of' or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario (unless indicated otherwise).

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.3 on: (i) the Company, (ii) the Purchaser, (iii) all registered and beneficial Company Shareholders (including Dissenting Shareholders), (iv) all holders of Company Options, Company RSUs and Company Warrants, and participants in the Company Option Plan and the RSU Plan; and (v) Hillcrest, in each case without any further act or formality required on the part of any Person.

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case effective as at two minute intervals starting at the Effective Time:

(a)	Each of the Common Shares held by a Dissenting Company Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Company in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)	such Dissenting Company Shareholder shall cease to be the holder of such Common Shares and to have any rights as a Company Shareholder other than the right to be paid fair value for such Common Shares as set out in Section 3.1; and

(ii)	such Dissenting Company Shareholder's name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

the Company shall be deemed to be the transferee of such Common Shares free and clear of all Liens (other than the right to be paid fair value for such Common Shares as set out in Section 3.1), and shall be entered in the register of Common Shares maintained by or on behalf of the Company;

(b)	subject to Section 4.3 hereof, each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan and/or the terms of any award agreements related to the RSUs, shall be, and shall be deemed to be, fully vested and surrendered and transferred to the Company and thereupon cancelled in consideration for the issuance by the Company of that number of Common Shares (the "RSU Shares") equal to the number of Common Shares subject to such RSU upon the settlement of such RSU immediately prior to the Effective Time, and the holder of such RSU shall be deemed to be the holder of such number of RSU Shares and the central securities register of the Company shall be, and shall be deemed to be, revised accordingly, but the holder of such RSU shall not be entitled to a certificate or other document representing the RSU Shares so issued;

(c)	the RSU Plan shall be terminated and all outstanding RSUs shall be, and shall be deemed to be, terminated (and all rights thereunder shall expire) and be of no further force or effect;

(d)	subject to Section 4.3 hereof, each In-the-Money Option outstanding at the Effective Time (whether vested or unvested) shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to the Company for cancellation in consideration for the In-the-Money Option Consideration;

(e)	the holders of In-the-Money Options shall cease to be the holders thereof and to have any rights as holders thereof, other than the right of holders of In-the-Money Options to be paid the In-the-Money Option Consideration pursuant to Section 2.3(b) and the names of the holders thereof shall be removed from the register of the Company Options maintained by or on behalf of the Company;

(f)	the Hillcrest Entitlement Common Shares shall be issued to Hillcrest in full and final settlement and satisfaction of all amounts owing to Hillcrest in connection with and pursuant to the Hillcrest Entitlement, and Hillcrest shall be added as the holder of such Common Shares to the register of Common Shares maintained by or on behalf of the Company;

(g)	each outstanding Common Share (other than Common Shares held by a Dissenting Company Shareholder in respect of which Dissent Rights have been validly exercised under Section 2.3(a) and any Common Shares held by the Purchaser or any affiliates thereof), shall, without any further action by or on behalf of any Company Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Share Consideration, and

(i)	each holder of such Common Shares shall cease to be the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Share Consideration per Common Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(h)	each Out-of-the-Money Option outstanding at the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire such number of Purchaser Shares as is equal to: (A) that number of Common Shares that were issuable upon exercise of such Out-of-the-Money Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price per Purchaser Share equal to the greater of (i) the quotient determined by dividing: (X) the exercise price per Common Share at which such Out-of-the-Money Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Tax Act. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Out-of-the-Money Option for which it was exchanged, and any certificate or option agreement previously evidencing the Out-of-the-Money Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(i)	the holders of Company Options shall cease to be the holders thereof and to have any rights as holders thereof, other than the right of holders of the Out-of-the-Money Options to the Replacement Options pursuant to Section 2.3(h) and the names of the holders thereof shall be removed from the register of the Company Options maintained by or on behalf of the Company; and

(j)	subject to Section 4.3 hereof, each Company Warrant outstanding at the Effective Time shall be deemed to have been assigned and transferred by the holder thereof, without any further act or formality on its part, to the Company in exchange for the Warrant Consideration; and

(i)	each holder of such Company Warrant shall cease to be the holder thereof and to have any rights as a Company Warrantholder other than the right to be paid the Warrant Consideration in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Company Warrants maintained by or on behalf of the Company; and

(iii)	the Company Warrants shall be cancelled, null, void and of no further force and effect.

2.4	No Fractional Purchaser Shares

In no event shall any fractional Purchaser Shares be issued under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder, Company RSU Holder or Company Warrantholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Company Shareholder, Company RSU Holder or Company Warrantholder, as applicable, shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional Purchaser Share thereof, the Purchaser will pay to each such holder a cash payment (rounded up to the nearest cent) determined by reference to the volume weighted average trading price of Purchaser Shares on the TSX for the fifteen trading days on which such Purchaser Shares trade on the TSX immediately preceding the Effective Date.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered holder of Common Shares may exercise dissent rights with respect to any Common Shares held by such holder ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Company Shareholder that duly exercises such holder's Dissent Rights shall be deemed to have transferred the Common Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Common Shares as set out in this Section 3.1), as provided in Section 2.3(a) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a Company Shareholder that is not a Dissenting Company Shareholder and shall be entitled to receive only the Share Consideration contemplated by Section 2.3(a) that such Dissenting Company Shareholder would have received pursuant to the Arrangement if such Dissenting Company Shareholder had not exercised its Dissent Rights.

3.2	Recognition of Dissenting Company Shareholders

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Company Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Company Shareholders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Optionholders; (ii) Company RSU Holders; (iii) Company Warrantholders; and (iv) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

ARTICLE 4

CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1	Payment and Delivery of Consideration

(a)	Prior to the sending by the Company of the Articles of Arrangement to the Director, the Purchaser shall deliver, or cause to be delivered, the Purchaser Shares to the Depositary to satisfy: (i) the Share Consideration issuable pursuant to this Plan of Arrangement (other than Company Shareholders who have validly exercising Dissent Rights and who have not withdrawn their notice of objection); (ii) on behalf of the Company, the Purchaser Shares issuable pursuant to Section 2.3(d) in connection with the payment of the In-the-Money Option Consideration; and (iii) the Purchaser Shares issuable pursuant to Section 2.3(j) in connection with the payment of the Warrant Consideration.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(g), together with a duly completed and executed applicable Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former holders of Common Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such former Company Shareholder(s), a certificate representing the number of Purchaser Shares to which such former Company Shareholder(s) is entitled to receive under the Arrangement, which Purchaser Shares will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal; or (B) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in their Letter of Transmittal, and any certificate representing Common Shares so surrendered shall forthwith thereafter be cancelled.

(b)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Share Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all Share Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(c)	Upon the receipt by the Depositary of a duly completed and signed Letter of Transmittal in the applicable form from each Company RSU Holder, holder of In-the-Money Options, Hillcrest and Company Warrantholder, and such additional documents and instruments as the Depositary may reasonably require, the Depositary shall deliver a certificate representing the number of Purchaser Shares to which such Person is entitled to receive under the Arrangement, which Purchaser Shares will be registered in such name or names and either (A) delivered to the address or addresses as such Person directed in their Letter of Transmittal; or (B) made available for pick up at the offices of the Depositary in accordance with the instructions of such Person in their Letter of Transmittal.

(d)	As soon as practicable after the Effective Time, the Purchaser shall issue to each holder of Out-of-the-Money Options, the Replacement Options to which such Person is entitled to receive in accordance with Section 2.3(h).

(e)	Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Share Consideration that such Company Shareholder has the right to receive in accordance with Section 2.3 and such Company Shareholder's Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Share Consideration is to be delivered shall as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) (an "Affected Person"), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law (the "Withholding Obligations"). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depository shall also have the right to:

(a)	withhold and sell, on their own account or through a broker (the "Broker"), and on behalf of any Affected Person; or

(b)	require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to the Company, the Depositary or the Purchaser as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

such number of the Purchaser Shares delivered or deliverable to such Affected Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of the Purchaser Shares shall be effected on a public market and as soon as practicable following the Effective Date. None of the Purchaser, the Company, the Depository or the Broker will be liable for any loss arising out of any sale of such Purchaser Shares, including any loss relating to the manner or timing of such sales, the prices at which the Purchaser Shares are sold or otherwise.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Common Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser or the Company at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement), as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting ( other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Purchaser and the Company (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Shareholder.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") of Citizen Stash Cannabis Corp. (the "Company"), pursuant to the arrangement agreement (as it may be amended, the "Arrangement Agreement") between the Company and the Valens Company Inc. dated August 30, 2021, all as more particularly described and set forth in the management information circular of the Company dated •, 2021 (the "Circular") accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with the terms of the Arrangement Agreement) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "A" to the Circular, is hereby authorized, approved and adopted.

3.	Each of the (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the securityholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations, registrations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including: (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities, including the court; (ii) any and all documents that are necessary to be filed with the Director under the CBCA in connection with the Arrangement Agreement or the Plan of Arrangement including articles of arrangement; and (iii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or things.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of Canada. The Company has all necessary corporate power and authority to own, lease and operate its properties, and to carry on its business as now conducted. The Company is duly licensed or qualified to do business, including with respect to activities conducted under the Company Licenses and pursuant to the Cannabis Act, and is in good standing in each jurisdiction in which the properties owned or leased by it, or the operation of the business of the Company and its Subsidiaries as currently conducted, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect.

2.	Authority; Approval.

(a)	The Company has all necessary corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby, including the Arrangement. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general equitable principles.

(b)	The Company's Board has unanimously (i) determined that the Share Consideration to be received by the Company Shareholders pursuant to the Arrangement is fair to such holders and that this Agreement and the transactions contemplated hereby, including the Arrangement, are in the best interests of the Company; (ii) approved the execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement, in each case in accordance with the CBCA and the Constating Documents of the Company, and (iii) determined to recommend to the Company Shareholders and the Company Optionholders that they vote in favor of the Arrangement Resolution at the Company Meeting. Except for approval of the Arrangement Resolution by the Company Shareholders and the Company Optionholders, no further act or proceeding on the part of the Company, its Board or the Company Shareholders and the Company Optionholders is necessary to authorize the execution, delivery and performance of this Agreement.

3.	No Conflicts; Consents.

(a)	Except as set forth in Section 3(a) of the Company Disclosure Letter, neither the execution and the delivery by the Company of this Agreement, nor the consummation of the transactions contemplated hereby, including the Arrangement, (i) violate or conflict with any provisions of the Constating Documents of the Company or any of its Subsidiaries, (ii) violate, conflict with or will result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under any provision of any Law, Authorization or Governmental Order to which the Company or any of its Subsidiaries or any of the Company Assets are subject, or (iii) violate, conflict with or will result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in or create in any Person the right to, accelerate, terminate, modify or cancel, require any notice under, or result in the imposition or creation of a Lien upon or with respect to any of the Company Assets, any Contract or Authorization, except, in the case of clauses (ii) and (iii), as would not have a Company Material Adverse Effect.

(b)	Except as set forth in Section 3(b) of the Company Disclosure Letter, no consent, approval, notice, Authorization, Governmental Order or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained or made by or on behalf of the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except (i) the Interim Order and any filings required in order to obtain the Interim Order, (ii) the Final Order, and any filings required in order to obtain the Final Order, (iii) filings with the Director under the CBCA in connection with the Arrangement, (iv) filings with the Securities Authority and the TSX-V and (v) any consents,approvals, Authorizations, Governmental Orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or oral notice from any Governmental Entity indicating that such Governmental Entity would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated by this Agreement.

4.

Legal Proceedings. There is no Action or series of related Actions, whether written or oral, pending or, to the Company's knowledge, threatened against, related to or affecting the Company or any of its Subsidiaries, the Company Assets or any of their directors, managers or officers (in each case in their capacities as such), at law or in equity by or before a third Person or a Governmental Entity (i) with respect to the transactions contemplated by this Agreement or (ii) otherwise, except in the case of this clause (ii), as would not result in monetary damages in excess of $50,000. Except as set forth in Section 4 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received notice of, and to the Company's knowledge there has not been, any accident, happening or event which is or has been caused or allegedly caused by, or otherwise involves, the Company or any of its Subsidiaries, in each case that is reasonably likely to result in or serve as a basis for a future Action or loss. Neither the Company nor any of its Subsidiaries is subject to or bound by any settlement or conciliation agreement. There are no Governmental Orders outstanding against or affecting the Company, any of its Subsidiaries or the Company Assets, or against or affecting any director, manager, officer or employee of the Company or any of its Subsidiaries.

5.	Compliance with Laws.

(a)	The Company is an approved licensed producer in the Canadian cannabis industry and all operations of the Company in respect of or in connection with the Company Assets have been and continue to be conducted in accordance with best industry practices and, to the knowledge of the Company, in material compliance with all applicable Laws and the Company Licences, including with respect to individuals employed by or associated with the Company and its Subsidiaries that are required to hold a security clearance under the Cannabis Act and related regulations. The Company and its Subsidiaries have obtained and are in compliance with all Company Licences to permit them to conduct their business as currently conducted or proposed to be conducted and the Company and each Subsidiary of the Company is not aware of any circumstance that would affect any security clearances. All of the Company Licences issued to date are valid and in full force and effect and neither the Company nor any Subsidiary of the Company has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws or Company Licences. Neither the Company nor any Subsidiary of the Company has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Company Licences or any notice advising of the refusal to grant any Company Licence that has been applied for or is in process of being granted, and has no knowledge or reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action. The Company and its Subsidiaries have filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by applicable Laws or the Company Licences and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(b)	All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and its Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the business of the Company and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects. Neither the Company nor any Subsidiary of the Company has ever received any notice or communication from any customer or Governmental Entity (including Health Canada) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary of the Company to a customer which defect, recall, quarantine or claim would, individually or in the aggregate, have a Company Material Adverse Effect and, to the Company's knowledge, there are no circumstances that would give rise to any such recall, quarantine or claims. Neither the Company nor any of its Subsidiaries import or export cannabis products, from or to, any foreign country.

(c)	The Company and each of its Subsidiaries has complied in all material respects during the Company Compliance Period, and is now complying in all material respects, with all Laws applicable to the business of the Company and its Subsidiaries or the properties or assets of the Company or its Subsidiaries.

(d)	The Company is in compliance in all material respects with applicable Securities Laws.

(e)	The operations of the Company and each of its Subsidiaries are, and have been conducted during the Company Compliance Period, in compliance in all material respects with all financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines issued, administered, or enforced by any Governmental Entity (collectively, "Anti-Money Laundering Laws"). No Action involving the Company or any of its Subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the Company's knowledge, threatened.

(f)	To the Company's knowledge, no director, manager, officer, agent, employee, affiliate or other Person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) used any funds of the Company or any of its Subsidiaries for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic Governmental Entity or regulatory official or employee; (iii) made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; or (iv) violated any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption statute or regulation (including criminal law).

6.	Securities Laws Matters. The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario (the "Company Reporting Jurisdictions"). The Common Shares are listed and posted for trading on the TSX-V. None of the Company nor any of its Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction except in respect of the Company in the Company Reporting Jurisdictions. The Company has not taken any action to cease to be a reporting issuer in the Company Reporting Jurisdictions, nor has the Company received notification from any applicable securities regulatory authorities seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company or any Subsidiary of the Company is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has filed all documents and information required to be filed by it, whether pursuant to applicable Securities Laws or otherwise, on SEDAR and with applicable securities regulatory authorities (including the TSX-V) except where non-compliance would not be material and adverse to the Company. The Company has not made any confidential filings with any securities regulatory authorities that, as at the date of this Agreement, are not publicly available. As of the time each Company Filing was filed on SEDAR or with the applicable securities regulatory authority (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) such Company Filing complied in all material respects with applicable Securities Laws; and (ii) none of the Company Filings contained any Misrepresentation. Other than the transactions contemplated by this Agreement, there is no "material fact" or "material change" (as those terms are defined in under applicable Securities Laws) in the affairs of the Company or any of its Subsidiaries that has not been generally disclosed to the public.

7.	Financial Statements.

(a)

Included in the Company Filings are true and complete copies of (collectively, the "Company Financial Statements") (i) the audited consolidated financial statements of the Company as of and for the fiscal years ended November 30, 2020 and November 30, 2019 and (ii) the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021.

(b)	The Company Financial Statements have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved, subject to, in the case of the interim Company Financial Statements, normal and recurring year-end adjustments (in each case the effect of which will not be materially adverse) and the absence of notes that, if presented, would not differ materially from those presented in the audited Company Financial Statements. The Company Financial Statements (including in all cases the notes thereto, if any) have been prepared from, and are consistent with, the books and records of the Company and accurately and fairly present in all material respects the financial condition and results of operations of the Company as of the times and for the periods referred to therein and do not contain any Misrepresentation.

(c)	The Company has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which annual or interim filings are being prepared, (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, (iii) has evaluated the effectiveness of the Company's disclosure controls and procedures and has disclosed in its management discussion and analysis its conclusions about the effectiveness of its disclosure controls and procedures and (iv) has evaluated the effectiveness of the Company's internal control over financial reporting and has disclosed in its management discussion and analysis its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weakness. There are no material weaknesses in the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company's ability to record, process, summarize and report financial information.

(d)	The financial books, records and accounts of the Company and each of its Subsidiaries have been maintained, in all material respects, in accordance with IFRS.

(e)	There has been no fraud, wilful misconduct or gross negligence, whether or not material, involving management or other Company Employees who have a significant role in the internal control over financial reporting of the Company and the preparation of the Company Financial Statements. During the Company Compliance Period, the Company has received no (i) complaints from any source regarding accounting, internal accounting controls or auditing matters or (ii) expressions of concern from Company Employees, directors of the Company or the Company's auditors regarding questionable accounting or auditing matters.

8.	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares, of which 101,314,747 Common Shares are outstanding as of the date of this Agreement. The outstanding Common Shares are, and all Common Shares permitted to be issued under this Agreement prior to the Effective Time will be, when issued, (i) issued in compliance with applicable Laws, and not issued in violation of the Company's Constating Documents or any other Contract to which the Company is a party and (ii) duly authorized, validly issued, fully-paid and non-assessable.

(b)	Except for the Company Warrants, the Company Options and the Company RSUs, (i) the Company has no outstanding Company Derivative Securities, (ii) the Company does not have outstanding, authorized, or in effect any stock appreciation, phantom stock, profit participation or similar rights, and (iii) there are no voting trusts, shareholder rights plans, shareholder agreements, proxies or other agreements, understandings or obligations in effect with respect to the voting, transfer or sale (including any rights of first refusal, rights of first offer or drag-along rights), issuance (including any preemptive or anti-dilution rights), redemption or repurchase (including any put or call or buy-sell rights), or registration (including any related lock-up or market standoff agreements) of any ownership interests of the Company. All Company Derivative Securities, the material terms (including grant or issuance date, exercise price and expiry date) and holders of which are set forth in Section 8(b) of the Company Disclosure Letter, were issued in compliance with applicable Laws and were not issued in violation of the Company's Constating Documents or any Contract to which the Company is a party.

9.	Subsidiaries.

(a)	Section 9(a) of the Company Disclosure Letter sets forth (i) each Subsidiary of the Company, (ii) the Company's direct or indirect ownership interest in such Subsidiary (and the nature of such ownership, if indirect) and (iii) the ownership interests of any other Person in such Subsidiary. Other than its Subsidiaries set forth in Section 9(a) of the Company Disclosure Letter and as otherwise set forth in Section 9(a) of the Company Disclosure Letter, the Company does not, directly or indirectly, own, control or have any ownership interests in any other Person.

(b)	Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, which jurisdiction is set forth in Section 9(a) of the Company Disclosure Letter. Each Subsidiary of the Company has all necessary power (limited liability company or corporate, as applicable) and authority to own, lease and operate its properties, and to carry on its business as now conducted. Each Subsidiary of the Company is duly licensed or qualified to do business, including with respect to activities conducted under the Company Licenses and pursuant to the Cannabis Act, and is in good standing in each jurisdiction in which the properties owned or leased by it, or the operation of the business of the Company and its Subsidiaries as currently conducted, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect.

(c)	With respect to each Subsidiary of the Company, (i) such Subsidiary has no securities outstanding or rights convertible into, or exercisable or exchangeable for securities of such Subsidiary, including options, restricted share units or warrants, (ii) such Subsidiary does not have outstanding, authorized, or in effect any stock appreciation, phantom stock, profit participation or similar rights, and (iii) there are no voting trusts, shareholder agreements, proxies or other agreements, understandings or obligations in effect with respect to the voting, transfer or sale (including any rights of first refusal, rights of first offer or drag-along rights), issuance (including any preemptive or anti-dilution rights), redemption or repurchase (including any put or call or buy-sell rights), or registration (including any related lock-up or market standoff agreements) of any ownership interests of such Subsidiary.

10.	Brokers and Transaction Related Expenses. Except as set forth in Section 10 of the Company Disclosure Letter, no Person has, or will have, any liability to pay any fees, commissions or other compensation to any broker, finder, investment banker, financial advisor, agent or other similar Person with respect to the transactions contemplated by this Agreement on the basis of any act or statement made or alleged to have been made by or on behalf of the Company, any affiliates of the Company, or any banker, financial advisor, other representative or other Person retained by or acting for or on behalf of any of the foregoing. Section 10 of the Company Disclosure Letter sets out all of the legal, accounting and other out-of-pocket fees and expenses of advisors to the Company incurred to date by the Company, and expected to be incurred by the Company after the date hereof, in connection with the negotiation of this Agreement, the Plan of Arrangement, the Voting and Support Agreement and the transactions contemplated by this Agreement (collectively, the "Company Transaction Expenses"). The Company covenants and agrees that, during the Interim Period, it will not, directly or indirectly, pay any amount in respect of any Company Transaction Expenses in excess of the amounts specified in Section 10 of the Company Disclosure Letter.

11.	Absence of Certain Changes. Since November 30, 2020, there has not occurred a Company Material Adverse Effect. Since November 30, 2020, except as set forth in Section 11 of the Company Disclosure Letter or as expressly contemplated by this Agreement or with the Purchaser's prior written consent, the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course and neither the Company nor any of its Subsidiaries has:

(a)	amended its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combined or reclassified any shares of its capital stock or declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amended any term of any outstanding debt security;

(c)	redeemed, repurchased, or otherwise acquired or offered to redeem, repurchase or otherwise acquired any shares of its capital stock or the capital stock of its Subsidiaries;

(d)	entered into, or caused or suffered any acceleration, amendment, termination (partial or complete), modification or cancellation of, or granted any waiver or given any consent or release with respect to, any Contract (or series of related Contracts) providing for the payment of more than $50,000 in the aggregate in any 12-month period;

(e)	(i) issued any note, bond or other debt security evidencing any indebtedness,

(ii)	created, increased, incurred, assumed or guaranteed any indebtedness,or (iii) made any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or granted any waiver of any right of the Company or any of its Subsidiaries, with respect to any indebtedness;

(f)	issued, delivered, sold, pledged or otherwise encumbered, or authorized the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, including the capital stock of its Subsidiaries, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of Common Shares except for the issuance of Common Shares issuable upon the exercise of the Company Options and Company Warrants or the settlement of currently outstanding Company RSUs;

(g)	amended the terms of any of its securities, reduced the capital or stated capital of any of its securities or otherwise entered into any transaction that would reduce the "paid-up capital" (within the meaning of the Tax Act) of its Common Shares;

(h)	acquired (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or made any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquired any license rights;

(i)	made any loan or advance to (other than expense advancements in the Ordinary Course), or any capital contribution or investment in, or assumed, guaranteed or otherwise become liable with respect to the liabilities or obligations of, any Person;

(j)	made any change in the Company's methods of accounting, except as required by concurrent changes in IFRS, as required by a Governmental Entity or as disclosed in the Company Financial Statements;

(k)	sold, leased, transferred, licensed, mortgaged, or otherwise disposed of any Company Assets except for (i) assets which were obsolete and which individually or in the aggregate did not exceed $50,000, or (ii) inventory sold in the Ordinary Course;

(l)

sold, assigned or transferred or granted any license or sublicense of any rights under or with respect to any Company Intellectual Property, other than to wholly-owned Subsidiaries or modified any rights in respect of third party-owned trade or service marks or brand names;

(m)	transferred, assigned or granted any Company License or sublicense of any rights under or with respect to any Company License, or modified any rights under such Company Licenses;

(n)	provided cultivation, manufacturing, processing, extraction or any other services to any other Person under any such Company License;

(o)	entered into any joint venture or similar agreement, arrangement or relationship;

(p)

made any operating expenditure, capital expenditure or commitment to do so, except as disclosed in the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021;

(q)	adopted any plan of merger, consolidation, amalgamation, statutory arrangement, share exchange, business combination, reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal, state or provincial bankruptcy or similar Law or consented to the filing of any bankruptcy petition against it under any bankruptcy or similar Law;

(r)

in respect of any Company Assets, waived, released, surrendered, abandoned, let lapse, granted or transferred any material right or value or amended, modified or changed, or agreed to amend, modify or change, in any material respect, any Contract relating to the ownership or lease of the Company Real Property, any existing Authorization or any Company Intellectual Property;

(s)	granted any Lien (other than Permitted Liens) on any of the Company Assets;

(t)	made, amended, changed or rescinded any material Tax election or designation, amended any Tax Return, settled or compromised any material Tax claim, assessment, reassessment or liability, entered into any material agreement with a Governmental Entity with respect to Taxes, surrendered any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consented to the extension or waiver of the limitation period applicable to any material Tax matter or materially amended or changed any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(u)	purchased, leased or otherwise acquired the right to own, use or lease any property or assets for an amount in excess of $50,000, individually (in the case of a lease, per annum), or $100,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the Ordinary Course;

(v)	entered into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(w)	made any bonus or profit sharing distribution or similar payment of any kind;

(x)	except in the Ordinary Course (i) granted any bonuses, whether monetary or otherwise, to Company Employees or any director of the Company, (ii) increased any compensation, wages, salary, bonus levels, benefits, severance, change of control, pension, termination or other pay or benefits payable (or improvements to notice or pay in lieu of notice) to (or amended any existing arrangement with) any current or former Company Employee, current or former directors of the Company or any of its Subsidiaries or 5% or greater Company Shareholder or shareholder of any of its Subsidiaries; (iii) increased the benefits payable under any existing severance or termination pay policies with any current or former Company Employee or current or former director of the Company or any of its Subsidiaries; (iv) increased the benefits payable under any employment agreements with any current or former Company Employee or current or former director of the Company or any of its Subsidiaries; (v) entered into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Company Employee or current or former director of the Company or any of its Subsidiaries; (vi) adopted any new Employee Plan or any amendment or modification of an existing Employee Plan; (vii) increased or agreed to increase, any funding obligation or accelerate, or agreed to accelerate, the timing of any funding contribution under any Employee Plan; (viii) granted any equity, equity-based or similar awards; or (viii) reduced the Company's or its Subsidiaries work force;

(y)	entered into any agreement or arrangement that limits or otherwise restricts the Company, any of its Subsidiaries, any of their respective affiliates or any of their respective successors, or that would, after the Effective Time, limit or restrict the Company, any of its Subsidiaries, any of their respective affiliates, or any of their respective successors from engaging in any line of business or carrying on business in any geographic area or the scope of Persons to whom any such Persons may sell products or services or acquire products or services from;

(z)	entered into or amended any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts with the Financial Advisor;

(aa)	cancelled, waived, released, assigned, settled or compromised any material claims or rights of the Company or its Subsidiaries;

(bb)	compromised or settled any litigation, proceeding or governmental investigation relating to the assets or the business of the Company or its Subsidiaries or commenced any litigation or proceeding relating to the assets or the business of the Company or its Subsidiaries;

(cc)	amended or modified, or terminated or waived any right under, any Material Contract or entered into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(dd)	taken any action or failed to take any action which action or failure to act could result in the loss, expiration or surrender of, or the loss of any material benefit under, or could reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or failed to prosecute with commercially reasonable diligence any pending applications to any Governmental Entities for any Authorizations;

(ee)	entered into, amended or modified any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

(ff)	except as contemplated in Section 4.9 [Insurance and Indemnification], amended, modified or terminated any material insurance policy of the Company or any Subsidiary;

(gg)	entered into any Contract or understanding with a Person that does not deal at arms' length with the Company and its Subsidiaries or with any director or officer of the Company or any Person that owns more than 5% of the outstanding Common Shares (or with any of such Persons' respective associates or affiliates);

(hh)	materially changed its business or regulatory strategy;

(ii)	incurred any indebtedness or other amounts payable between or among the Company and/or its Subsidiaries; or

(jj)	authorized, agreed, resolved or otherwise commit, whether or not in writing, to any Contract to do any of the foregoing or authorized, or taken or agreed to take (or fail to take) any action with respect to the foregoing.

12.	Absence of Undisclosed Liabilities. Except as set forth in Section 12 of the Company Disclosure Letter, the Company and each of its Subsidiaries has no liabilities or obligations of any type, whether accrued, contingent, absolute or otherwise, except for those liabilities or obligations (i) set forth on the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021] and (ii) which have arisen since the date of the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021 in the Ordinary Course (none of which exceeds $50,000).

13.	Authorizations. The Company and each of its Subsidiaries owns, manages, holds or possesses, and has complied in all material respects with, and is in compliance in all material respects with, all Authorizations which are required for the operation of the business of the Company and each of its Subsidiaries and for the ownership and operation of the Company Assets. Section 13 of the Company Disclosure Letter sets forth a complete and correct list and brief description of all such Authorizations, and all such Authorizations are valid and in full force and effect. The Company and each of its Subsidiaries has fulfilled and performed in all material respects its obligations under each such Authorization and is not in breach or default under any such Authorization, and no written notice of cancellation, default or dispute concerning any such Authorization has been received by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement or otherwise. All such Authorizations will remain owned, held or possessed, as applicable, and otherwise available for use by the Company or its applicable Subsidiary immediately after the Effective Time. Neither the Company nor any of its Subsidiaries has been a party to or subject to any Action seeking to revoke, suspend or otherwise limit any such Authorization.

14.	Title to Properties.

(a)	The Company or one of its Subsidiaries is in possession of, and has title to or a valid leasehold interest in, free and clear of all Liens other than Permitted Liens and those Liens set forth in Section 14(a) of the Company Disclosure Letter, all of the properties and assets reflected on the face of the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021 or acquired after the date of such financial statements, in each case other than such properties or assets sold or otherwise disposed of in the Ordinary Course after the date of the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021.

(b)	The facilities, machinery, equipment and other tangible assets of the Company and each of its Subsidiaries have been maintained in all material respects in accordance with normal industry practice, are in good condition and repair in all material respects (ordinary wear and tear excepted), fit for their particular purpose, and are usable in the Ordinary Course. The Company and each of its Subsidiaries owns or leases under a valid lease all facilities, machinery, equipment and other tangible assets necessary for the conduct of the Company's or its Subsidiary's business, as currently conducted.

15.	Real Property.

(a)	Section 15(a) of the Company Disclosure Letter sets forth and briefly describes all real property owned, leased, subleased, licensed to or otherwise used or occupied by the Company or any of its Subsidiaries (the "Company Real Property"), including with respect to each parcel of Company Real Property (i) the street address or legal description, (ii) whether the Company Real Property is leased or owned, (iii) the name of the landlord, sublandlord, licensor or granter, as applicable, and (iv) all leases, subleases, licenses, occupancy agreements and other similar agreements (collectively hereinafter referred to as the "Company Leases"). The Company or such Subsidiary, as applicable, has good and marketable fee simple title to all owned Company Real Property and a good and valid leasehold interest in all leased Company Real Property.

(b)	All Company Real Property (including leasehold interests) is free and clear of Liens, except for Permitted Liens and those Liens set forth in Section 15(b) of the Company Disclosure Letter.

(c)	The Company has made available to the Purchaser correct and complete copies, or, if oral, a reasonably complete and accurate written description, of each of the Company Leases. Each Company Lease is legal, valid, binding, enforceable and in full force and effect with respect to the Company or one of its Subsidiaries, as applicable, and, to the Company's knowledge, with respect to each other parties thereto. Except as set forth in Section 15(c) of the Company Disclosure Letter, to the Company's knowledge, neither the Company nor any of its Subsidiaries is in default under any Company Lease, and there are no facts or circumstances currently existing which, if known by any the other party or parties to a Company Lease, with or without the giving of notice, passage of time or both, would constitute a default by the Company or such Subsidiary under any Company Lease. To the Company's knowledge, no other party to any Company Lease is in default under any Company Lease, and there are no facts or circumstances currently existing which, if known by the Company or any of its Subsidiaries, with or without the giving of notice, passage of time or both, would constitute a default by such other party under the Company Lease.

(d)	With respect to each parcel of Company Real Property, (i) the Company or one of its Subsidiaries is now in possession of the Company Real Property, (ii) neither the Company nor any of its Subsidiaries has received written notice that any condemnation, eminent domain, expropriation or re-zoning action or proceeding against the Company Real Property is pending or threatened, (iii) neither the Company nor any of its Subsidiaries has received written notice that any alteration, repair, improvement or other work with respect to any Company Real Property is required to be completed, (iv) there are no subleases, licenses, or other third party use or occupancy rights with respect to the Company Real Property, except as set forth in Section 15(d) of the Company Disclosure Letter or where such rights are a recorded encumbrance on title, and (v) there are no outstanding amounts payable by the Company or any of its Subsidiaries with respect to any Company Lease, other than the rental payments that are not past-due and expressly set forth in the applicable Company Lease (subject to ordinary course rental adjustments that may have taken place from time to time, as contemplated in the applicable Company Lease).

(e)	All of the building, structures and improvements located on the Company Real Property are, taken as a whole, suitable for the purposes for which they are currently used with respect to the business of the Company and its Subsidiaries and in good operating condition and repair, reasonable wear and tear excepted and no material repairs or replacements are necessary. The Company Real Property constitutes all real property currently used by the Company or any of its Subsidiaries with respect to the business of the Company and its Subsidiaries.

(f)	The Company and its Subsidiaries have to the Company's knowledge complied with all of their respective obligations under any Permitted Liens in respect of the Company Real Property and the buildings located on the Company Real Property are located wholly within the boundaries of the applicable Company Real Property and there are no improvements on any adjoining lands not owned by the Company or its Subsidiaries that encroach onto the Company Real Property.

(g)	There are no agreements, options, contracts or commitments to sell, transfer or otherwise dispose of any Company Real Property or which would restrict the ability of the Company or its applicable Subsidiary to directly or indirectly transfer its legal and/or beneficial interest in and to the whole part or any part of any of the owned Company Real Property.

16.       Taxes.

(a)	The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Company and each of its Subsidiaries has paid on a timely basis all Taxes (including installments for Taxes) which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	The Company and each of its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(d)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(e)	The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions completed, for which the applicable statutory periods of limitations have not expired.

(f)	Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return other than extensions that are automatically granted. There are no outstanding agreements, arrangements, waivers or objections extending the normal reassessment period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the payment of any Taxes by the Company or any of its Subsidiaries.

(g)	There are no proceedings, investigations, audits, claims, suits or any other similar actions now pending against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion or auditor appeal with any Governmental Entity relating to Taxes.

(h)	For the purposes of the Tax Act and any other relevant Tax purposes:

(i)	the Company has at all times during its existence been resident in Canada and has never been resident in any other country;

(ii)	each of its Subsidiaries has at all times during its existence been resident in the jurisdiction in which it was formed, and has never been resident in any other country;

(iii)	neither the Company nor any of its Subsidiaries has carried on business or has, or had, a permanent establishment in a country other than its country of residence; and

(iv)	to the Company's knowledge no claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction.

(i)	Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a Tax Return on a consolidated, affiliated, unitary, or similar basis, or is party to, or otherwise bound by or subject to, any Tax sharing, allocation, indemnification or similar agreement or arrangement. Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person as a result of any obligation to indemnify any other Person, as a result of being a transferee or successor in interest to any party, as a result of any statute or by reason of contract or transferee liability.

(j)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any debt forgiveness, cancellation of debt or seizure or surrender of property provisions of any Law in respect of Taxes to the Company nor any of its Subsidiaries, including, for greater certainty, under sections 79, 79.1, 80 and 80.01 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law. There are no circumstances existing which could result in the application of section 17 or section 78 of the Tax Act or the corresponding provisions of any applicable provincial Law or under similar provisions of any other applicable Law.

(k)	The Company and its Subsidiaries are not liable for the Taxes of any other Person, including for greater certainty, under sections 159 and 160 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and under similar provisions of any other applicable Law.

(I)	The Company and each of its Subsidiaries have complied with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law including, for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law) and similar provisions of any other applicable Law.

(m)	The Common Shares of the Company have not, in the last 60 months, derived more than 50% of their fair market value from (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, or (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) - (iii), whether or not the property exists.

(n)	The total fair market value of all the shares that are held directly or indirectly by the Company and are shares of "foreign affiliates" of the Company (for purposes of the Tax Act) does not exceed 75% of the total fair market value (determined without reference to debt obligations of any corporation resident in Canada in which the Company has a direct or indirect interest) of all of the properties owned by the Company.

17.	Intellectual Property. The Company or one of its Subsidiaries, as applicable, own or possess sufficient legal rights to all Intellectual Property that is owned or used by the Company or such Subsidiary in the conduct of the business of the Company and its Subsidiaries as now conducted and as presently proposed to be conducted (the "Company Intellectual Property"), without to the Company's knowledge any conflict with, or infringement of, the rights of others. Section 17 of the Company Disclosure Letter lists the particulars of all Company Intellectual Property including any licenses under which the Company is granted any rights to use any Company Intellectual Property it does not own. All Company Intellectual Property owned by the Company and each of its Subsidiaries is valid, enforceable and in good standing and all registrations relating thereto have been kept renewed and are in full force and effect. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company or any of its Subsidiaries violates (or will violate) any license or infringes (or will infringe) any intellectual property rights of any other Person. Neither the Company nor any of its Subsidiaries has received any communications alleging that the Company or such Subsidiary has violated, or by conducting the business of the Company and its Subsidiaries would violate, any Intellectual Property of any other Person. The Company and each of its Subsidiaries has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the business of the Company and its Subsidiaries.

18.	Inventory. The inventories on hand of raw materials, ingredients or finished goods held for sale or consumption by the Company and its Subsidiaries in connection with the business of the Company and its Subsidiaries: (i) consist of good and saleable items of a quality usable or saleable consistent with good and accepted practices in the cannabis industry and in the Ordinary Course consistent with past practice; (ii) are of quantities usable or saleable consistent with good and accepted practices in the cannabis industry and in the Ordinary Course consistent with past practice; (iii) are not spoiled, damaged or contaminated, except for items that have been written off or written down to fair market value or for which adequate reserves have been established on the unaudited consolidated financial statements of the Company as of and for the three and six month periods ended May 31, 2021; (iv) to the Company's knowledge, were cultivated, harvested, produced, tested, handled and delivered in accordance with all applicable Laws in all material respects; and (v) do not contain any prohibited pesticides, contaminants or any other substance prohibited by any Law. Such inventories on hand are consistent with the levels of inventories that historically have been maintained by the Company and its Subsidiaries in the Ordinary Course. No recalls or withdrawals of products developed, produced, distributed or sold by the Company or any of its Subsidiaries have been required or, to the Company's knowledge, suggested by any Governmental Entity with respect to the products supplied by the Company or any of its Subsidiaries and none of the Company or any of its Subsidiaries has voluntarily recalled or withdrawn any products developed, produced, distributed or sold by the Company or any of its Subsidiaries.

19.	Material Contracts.

(a)	Section 19(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts (including all modifications, amendments, and supplements thereto and waivers thereunder) have been disclosed in the Company Data Room.

(b)	Each Material Contract is valid and binding on the Company or a Subsidiary of the Company, as applicable, in accordance with its terms and is in full force and effect. Neither the Company nor any of its Subsidiaries, as applicable, nor to the Company's knowledge any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No condition exists and no event has occurred or, to the Company's knowledge, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company or any of its Subsidiaries or any other party under the Material Contract. The Company and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under each Material Contract.

(c)	Except as disclosed in Section 19(c) of the Company Disclosure Letter, the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement do not and will not require any notice to, or consent by, any Person under any of the Material Contracts, will not result in the violation or breach of, or result in a default under, any of the Material Contracts and will not trigger or accelerate any rights of any Person under any of the Material Contracts.

20.	Insurance. Section 20 of the Company Disclosure Letter sets forth, with respect to the Company, each of its Subsidiaries and the business of the Company and its Subsidiaries, (i) a true and complete list of all insurance policies and (ii) a list of pending claims and the claims history during the Company Compliance Period. To the Company's knowledge, there are no claims related to the Company, any of its Subsidiaries or the business of the Company and its Subsidiaries pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. During the Company Compliance Period, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, such insurance policies. No premium payments are delinquent with respect to such insurance policies. None of such insurance policies have been subject to any lapse in coverage.

21.	Employee Matters; Employee Benefits.

(a)	To the Company's knowledge, no Company Employee or director of the Company is obligated under any Contract (including licenses, covenants or commitments of any nature), or subject to any Governmental Order, that would interfere in any material respect with such Company Employee's or director's ability to promote the interest of the Company or any of its Subsidiaries or that would conflict with the business of the Company and its Subsidiaries.

(b)	Neither the Company nor any of its Subsidiaries is delinquent in payments to any of the Company Employees for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it or amounts required to be reimbursed to such Company Employees. The Company and each of its Subsidiaries has complied during the Company Compliance Period, and is in compliance, in all material respects with all applicable federal, provincial and state equal employment opportunity Laws, pay equity Laws and with other Laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company and each of its Subsidiaries has withheld and paid to the appropriate Governmental Entity during the Company Compliance Period, or is holding for payment not yet due to such Governmental Entity, all amounts required to be withheld from Company Employees and directors of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c)	Section 21(c) of the Company Disclosure Letter sets forth each Employee Plan maintained, established or sponsored by the Company or any of its Subsidiaries, or which the Company or of its Subsidiaries participates in or contributes to. The Company and each of its Subsidiaries has made all required contributions to, and has no liability under, any Employee Plan, and has complied in all material respects with all Laws applicable to all Employee Plans.

(d)	Except as set forth in Section 21 (d) of the Company Disclosure Letter, no Company Employee has notified the Company or any of its Subsidiaries of such Person's or group's intent to terminate employment with the Company or such Subsidiary, as applicable. There are no pending or, to the Company's knowledge, threatened Actions between the Company or any of its Subsidiaries, on the one hand, and any former or current Company Employee or any labor union or similar labor organization, on the other hand. Neither the Company nor any of its Subsidiaries is party to any Collective Agreement or collective bargaining relationship with any labor union or similar labor organization. During the Company Compliance Period, the Company and each of its Subsidiaries has complied in all material respects with all Laws relating to the employment of labor. To the Company's knowledge, all independent contractors of or to the Company or any of its Subsidiaries are properly classified as such under applicable Law.

(e)	The Company has made available to the Purchaser all written Contracts in relation to the five employees of the Company or any of its Subsidiaries with the highest annual compensation.

(f)	Except as disclosed in Section 21(f) of the Company Disclosure Letter, there are no (i) severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former Company Employees or current or former directors of the Company or any of its Subsidiaries providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement, including a change of control of the Company or any of its Subsidiaries, and (ii) no Company Employee has any agreement or arrangement as to length of notice or severance or termination payment required to terminate his or her employment other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

22.	Environmental Matters. The Company and each of its Subsidiaries has obtained, has complied in all material respects with during the Company Compliance Period, and is in material compliance with, all Authorizations that are required for the occupation of its facilities and the ownership and operation of its business under applicable environmental Laws. Neither the Company nor any of its Subsidiaries has treated, stored, handled, transported, released or disposed of any substance, arranged for or permitted the disposal of any substance, exposed any Person to any substance or condition, or owned or operated the business of the Company and its Subsidiaries or any property or facility (and no such property or facility is contaminated by any substance) so as to give rise to any liability to the Company or any of its Subsidiaries, including any corrective or remedial obligation under any environmental Laws. The Company and each of its Subsidiaries has complied in all material respects during the Company Compliance Period with, and is in material compliance with, all environmental Laws. No Action has been filed or commenced against the Company or any of its Subsidiaries during the Company Compliance Period with respect to, or under, any environmental Laws. No notice, report or other information has been received by the Company or any of its Subsidiaries alleging any failure to comply with, or any liability under, any environmental Laws.

23.	Privacy.

(a)	The Company has written privacy policies which govern the collection, use, disclosure and processing of personal information and the Company is in compliance with such policies.

(b)	The Company is and has at all times been in full compliance with all applicable privacy laws. To the extent required by applicable privacy laws, all personal information has been collected, used and disclosed with the consent of each individual to whom such personal information relates and has been used only for the purposes for which it was collected.

(c)	The Company has never been the subject of (i) to the Company's knowledge any loss or theft of, or unauthorized access, use or disclosure of, personal information; (ii) any complaints or claims regarding the collection, use, disclosure or processing of personal information or the actual or alleged violation of any privacy law; or (iii) to the Company's knowledge any investigation, audit or other inquiry from a Governmental Entity, regarding the Company's collection, use, disclosure or processing of personal information under any privacy law.

24.	Affiliate Transactions. Except as set forth in Section 24 of the Company Disclosure Letter, (i) there are no Contracts or outstanding liabilities between the Company or any of its Subsidiaries, on the one hand, and any current or former 5% or greater Company Shareholder, any director, manager, officer or employee of the Company or any of its Subsidiaries or any affiliate or associate of any such Person (each, a "Related Party"), on the other hand (each, a "Company Related Party Transaction"), other than for (a) payment of Ordinary Course salaries and bonuses for services rendered in accordance with the Company's or such Subsidiary's Employee Plans or (b) reimbursement of Ordinary Course and reasonable out-of-pocket expenses incurred on behalf of and in accordance with the written policies of the Company or such Subsidiary, (ii) each Company Related Party Transaction is on an arms-length basis and can be terminated by the Company or such Subsidiary without premium, penalty or prior notice, (iii) neither the Company nor any of its Subsidiaries provides, or causes to be provided, any material assets, services or facilities to any Related Party, (iv) no Related Party provides, or causes to be provided, any material assets, services or facilities to the Company or any Subsidiary of the Company, and (v) neither the Company nor any Subsidiary of the Company beneficially owns, directly or indirectly, any interests or investment assets of any Related Party.

25.	Bank Accounts; Powers of Attorney. Set forth in Section 26 of the Company Disclosure Letter is a list of (i) each bank, trust company and stock or other broker with which the Company or any of its Subsidiaries has an account, credit lien or safe deposit box or vault, or otherwise maintains a relationship, including a listing of account numbers with each such institution (collectively, the "Company Bank Accounts"), (ii) all Persons authorized to draw on, or to have access to, each of the Company Bank Accounts, and (iii) all Persons authorized by proxies, powers of attorney or other like instruments to act on behalf of the Company or such Subsidiary.

26.	Books and Records. The minute books and records of the Company and its Subsidiaries, all of which are in the possession of the Company, are complete and correct in all material respects and have been made available to the Purchaser.

27.	Cannabis Matters. No director, officer, member or manager of the Company or its Subsidiaries has any criminal convictions in Canada or any other jurisdiction.

28.	Collateral Benefits. Except as set forth in Section 28 of the Company Disclosure Letter, no Related Party of the Company together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of Ml 61-101) as a consequences of the transactions contemplated by this Agreement, including the Arrangement.

29.	Fairness Opinions. The Company's Board has received a final, executed version of the Fairness Opinion.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization and Qualification. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Canada. The Purchaser has all necessary corporate power and authority to own, lease and operate its properties, and to carry on its business as now conducted, except as would not reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser is duly licensed or qualified to do business, including with respect to activities conducted under the Purchaser Licenses and pursuant to the Cannabis Act, and is in good standing in each jurisdiction in which the properties owned or leased by it, or the operation of the business of the Purchaser as currently conducted, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Purchaser Material Adverse Effect.

2.	Authority; Approval.

(a)	The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby, including the Arrangement. This Agreement has been duly executed and delivered by the Purchaser, and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general equitable principles and Federal Cannabis Laws.

(b)	The Board of directors of the Purchaser has unanimously approved the execution and delivery of this Agreement and the performance by the Purchaser of its obligations under this Agreement, in each case in accordance with the CBCA and the Constating Documents of the Purchaser. No further act or proceeding on the part of the Purchaser or its board of directors is necessary to authorize the execution, delivery and performance of this Agreement.

3.	No Conflicts; Consents.

(a)	Neither the execution and the delivery by the Purchaser of this Agreement, nor the consummation of the transactions contemplated hereby, including the Arrangement, (i) violate or conflict with any provisions of the Constating Documents of the Purchaser, (ii) violate, conflict with or will result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under any provision of any Law, Authorization or Governmental Order to which the Purchaser is subject, or any of its Subsidiaries, properties or assets are subject, or (iii) violate, conflict with or will result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in or create in any Person the right to, accelerate, terminate, modify or cancel, require any notice under, or result in the imposition or creation of a Lien upon or with respect to any of the assets of the Purchaser, any Contract of the Purchaser or Authorization of the Purchaser, except, in the case of clauses (ii) and (iii), as would not have a Purchaser Material Adverse Effect.

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(b)	No consent, approval, notice, Authorization, Governmental Order or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained or made by or on behalf of the Purchaser or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except (i) the Interim Order and any filings required in order to obtain the Interim Order, (ii) the Final Order, and any filings required in order to obtain the Final Order, (iii) filings with the Director under the CBCA in connection with the Arrangement, (iv) filings with the Securities Authority and the TSX (v) the Purchaser Bank Approval; and (vi) any consents, approvals, Authorizations, Governmental Orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have a Purchaser Material Adverse Effect. The Purchaser has not received any written or oral notice from any Governmental Entity indicating that such Governmental Entity would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated by this Agreement.

4.	Legal Proceedings. There is no Action or series of related Actions, whether written or oral, pending or, to the Purchaser's knowledge, threatened against, related to or affecting the Purchaser or any of its Subsidiaries, properties or assets, or any of their directors, managers or officers (in each case in their capacities as such), at law or in equity by or before a third Person or a Governmental Entity (i) with respect to the transactions contemplated by this Agreement or (ii) otherwise, except in the case of this clause (ii), as would not have a Purchaser Material Adverse Effect. The Purchaser has not received notice of, and to the Purchaser's knowledge there has not been, any accident, happening or event which is or has been caused or allegedly caused by, or otherwise involves, the Purchaser or any of its Subsidiaries, in each case that is reasonably likely to result in or serve as a basis for a future Action or loss. Neither the Purchaser nor any of its Subsidiaries is subject to or bound by any settlement or conciliation agreement. There are no Governmental Orders outstanding against or affecting the Purchaser or any of its Subsidiaries, properties or assets, or against or affecting any director, manager, officer or employee of the Purchaser or any of its Subsidiaries that would have a Purchaser Material Adverse Effect.

5.	Compliance with Laws.

(a)	The Purchaser is an approved licensed producer in the Canadian cannabis industry and all operations of the Purchaser in respect of or in connection with the Purchaser Assets have been and continue to be conducted in accordance with best industry practices and, to the knowledge of the Purchaser, in material compliance with all applicable Laws (except as would not reasonably be expected to have a Purchaser Material Adverse Effect) and the Purchaser Licences, including with respect to individuals employed by or associated with the Purchaser and its Subsidiaries that are required to hold a security clearance under the Cannabis Act and related regulations. The Purchaser and its Subsidiaries have obtained and are in compliance with all Purchaser Licences to permit them to conduct their business as currently conducted or proposed to be conducted and the Purchaser and each of its Subsidiaries are not aware of any circumstance that would affect any security clearances. All of the Purchaser Licences issued to date are valid and in full force and effect and neither the Purchaser nor any Subsidiary of the Purchaser has received any correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Laws (except as set forth under Federal Cannabis Laws) or Purchaser Licences. Neither the Purchaser nor any Subsidiary of the Purchaser has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Purchaser Licences or any notice advising of the refusal to grant any Purchaser Licence that has been applied for or is in process of being granted, and has no knowledge or reason to believe that any such Governmental Entity is considering taking or would have reasonable ground to take any such action. The Purchaser and its Subsidiaries have filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by applicable Laws or the Purchaser Licences and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

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(b)	All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Purchaser and its Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the business of the Purchaser and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects. Neither the Purchaser nor any Subsidiary of the Purchaser has ever received any notice or communication from any customer or Governmental Entity (including Health Canada) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Purchaser or any Subsidiary of the Purchaser to a customer which defect, recall, quarantine or claim would, individually or in the aggregate, have a Purchaser Material Adverse Effect and, to the Purchaser's knowledge, there are no circumstances that would give rise to any such recall, quarantine or claims.

(c)	The Purchaser and each of its Subsidiaries has complied in all material respects since June 30, 2019, and is now complying in all material respects, with all Laws applicable to the business of the Purchaser and its Subsidiaries or the properties or assets of the Purchaser or its Subsidiaries.

(d)	The Purchaser is in compliance in all material respects with applicable Securities Laws.

(e)	The operations of the Purchaser and each of its Subsidiaries are, and have been conducted since June 30, 2019, in compliance in all material respects with Anti-Money Laundering Laws. No Action involving the Purchaser or any of its Subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the Purchaser's knowledge, threatened.

(f)	To the Purchaser's knowledge, no director, manager, officer, agent, employee, affiliate or other Person associated with or acting on behalf of the Purchaser or any of its Subsidiaries has (i) used any funds of the Purchaser or any of its Subsidiaries for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic Governmental Entity or regulatory official or employee; (iii) made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; or (iv) violated any provision of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption statute or regulation (including criminal law).

6.	Securities Laws Matters. The Purchaser is a reporting issuer in each of the provinces of Canada (the "Purchaser Reporting Jurisdictions"). The Purchaser Shares are listed and posted for trading on the TSX in Canada and on the OTCQX in the United States, respectively. The Purchaser has not taken any action to cease to be a reporting issuer in the Purchaser Reporting Jurisdictions, nor has the Purchaser received notification from any applicable securities regulatory authorities seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Purchaser has filed all documents and information required to be filed by it, whether pursuant to applicable Securities Laws or otherwise, on SEDAR and with applicable securities regulatory authorities (including the TSX), except where non-compliance would not be material and adverse to the Purchaser. The Purchaser has not made any confidential filings with any securities regulatory authorities that, as at the date of this Agreement, are not publicly available. As of the time each Purchaser Filing was filed on SEDAR or with the applicable securities regulatory authority (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) such Purchaser Filing complied in all material respects with applicable Securities Laws; and (ii) none of the Purchaser Filings contained any Misrepresentation. Other than the transactions contemplated by this Agreement, there is no "material fact" or "material change" (as those terms are defined in under applicable Securities Laws) in the affairs of the Purchaser that has not been generally disclosed to the public.

7.	Financial Statements.

(a)	Included in the Purchaser Filings are true and complete copies of (collectively, the "Purchaser Financial Statements") (i) the audited consolidated financial statements of the Purchaser as of and for the fiscal years ended November 30, 2020 and November 30, 2019 and (ii) the unaudited consolidated interim financial statements of the Purchaser as of and for the three and six month period ended May 31, 2021.

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(b)	The Purchaser Financial Statements have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved, subject to, in the case of the interim Purchaser Financial Statements, normal and recurring year-end adjustments (in each case the effect of which will not be materially adverse) and the absence of notes that, if presented, would not differ materially from those presented in the audited Purchaser Financial Statements. The Purchaser Financial Statements (including in all cases the notes thereto, if any) have been prepared from, and are consistent with, the books and records of the Purchaser and accurately and fairly present in all material respects the financial condition and results of operations of the Purchaser as of the times and for the periods referred to therein and do not contain any Misrepresentation.

(c)	The Purchaser has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Purchaser is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which annual or interim filings are being prepared, (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, (iii) has evaluated the effectiveness of the Purchaser's disclosure controls and procedures and has disclosed in its management discussion and analysis its conclusions about the effectiveness of its disclosure controls and procedures and (iv) has evaluated the effectiveness of the Purchaser's internal control over financial reporting and has disclosed in its management discussion and analysis its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weakness. There are no material weaknesses in the internal controls over financial reporting of the Purchaser that could reasonably be expected to adversely affect the Purchaser's ability to record, process, summarize and report financial information.

(d)	The financial books, records and accounts of the Purchaser and each of its Subsidiaries have been maintained, in all material respects, in accordance with IFRS.

(e)	There has been no fraud, wilful misconduct or gross negligence, whether or not material, involving management or other Purchaser Employees who have a significant role in the internal control over financial reporting of the Purchaser and the preparation of the Purchaser Financial Statements. During the Purchaser Compliance Period, the Purchaser has received no (i) complaints from any source regarding accounting, internal accounting controls or auditing matters or (ii) expressions of concern from Purchaser Employees, directors of the Purchaser or the Purchaser's auditors regarding questionable accounting or auditing matters.

8.	Capitalization.

(a)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As of the date hereof, there were an aggregate of 186,224,443 Purchaser Shares outstanding. The outstanding Purchaser Shares have been (i) issued in compliance with applicable Laws, and not issued in violation of the Purchaser's Constating Documents or any other Contract to which the Purchaser is a party and (ii) duly authorized and validly issued as fully-paid and non-assessable.

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(b)	Except as set forth in Section 1 0(b) of the Purchaser Disclosure Letter, (i) the Purchaser has no outstanding Purchaser Derivative Securities, (ii) the Purchaser does not have outstanding, authorized, or in effect any stock appreciation, phantom stock, profit participation or similar rights, and (iii) there are no voting trusts, shareholder rights plans, shareholder agreements, proxies or other agreements, understandings or obligations in effect with respect to the voting, transfer or sale (including any rights of first refusal, rights of first offer or drag-along rights), issuance (including any preemptive or anti-dilution rights), redemption or repurchase (including any put or call or buy-sell rights), or registration (including any related lock-up or market standoff agreements) of any ownership interests of the Purchaser. All Purchaser Derivative Securities, the material terms of which are set forth in Section 10(b) of the Purchaser Disclosure Letter, were issued in compliance with applicable Laws and were not issued in violation of the Purchaser's Constating Documents or any Contract to which the Purchaser is a party.

9.	Absence of Certain Changes. Since November 30, 2020, except as set forth in the Purchaser Filings, there has not occurred a Purchaser Material Adverse Effect.

10.	Authorizations. The Purchaser and each of its Subsidiaries owns, manages, holds or possesses, and has complied in all material respects with, and is in compliance in all material respects with, all Authorizations which are required for the operation of the business of the Purchaser and each of its Subsidiaries and for the ownership and operation of the assets of the Purchaser, except as would not have a Purchaser Material Adverse Effect. The Purchaser has fulfilled and performed in all material respects its obligations under each such Authorization and is not in breach or default under any such Authorization, and no written notice of cancellation, default or dispute concerning any such Authorization has been received by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement or otherwise, in each case, except as would not have a Purchaser Material Adverse Effect. The Purchaser is not a party to or subject to any Action seeking to revoke, suspend or otherwise limit any such Authorization.

11.	Taxes.

(a)	The Purchaser and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Purchaser and each of its Subsidiaries has paid on a timely basis all Taxes (including installments for Taxes) which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Purchaser. The Purchaser and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Purchaser for any Taxes of the Purchaser and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	The Purchaser and each of its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

C-5

12.	Cannabis Matters. No director, officer, member or manager of the Purchaser has any criminal convictions in Canada or any other jurisdiction.

13.	Consideration. The Purchaser Shares to be issued pursuant to the Arrangement have been, or will be, duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser. The Replacement Options to be issued pursuant to the Arrangement have been, or will be, duly authorized, created and reserved for issuance and, upon issuance, will be validly issued. The Purchaser Shares issuable upon exercise of the Replacement Options have been, or will be, duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser.

C-6

SCHEDULE E

 FORM OF VOTING AND SUPPORT AGREEMENT

(see attached)

D-1

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT is made as of                     , 2021

AMONG:

The person executing this Agreement as "the Shareholder" (the "Shareholder")

- and -

THE VALENS COMPANY INC., a corporation existing under the laws of Canada (the "Purchaser")

RECITALS:

WHEREAS, in connection with an arrangement agreement between Purchaser and Citizen Stash Cannabis Corp., a corporation existing under the laws of the Canada (the "Company"), dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the "Arrangement Agreement"), a copy of which has been provided to the Shareholder, the Purchaser is proposing to, among other things, acquire all of the issued and outstanding common shares (the "Common Shares") of the Company, for the consideration specified in the Arrangement Agreement, subject to the terms and conditions set forth in the Arrangement Agreement (the "Consideration");

AND WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the "Arrangement") under the provisions of the Canada Business Corporations Act;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of, or exercises control or direction over, the Subject Securities listed in Schedule A;

AND WHEREAS, this Agreement sets out, among other things, the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties agree as follows:

ARTICLE 1.

INTERPRETATION

1.1.       Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

"affiliate" of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and "control" and any derivation thereof means the holding of voting securities of another Person sufficient to elect a majority of the board of directors (or the equivalent) of such Person;

"Agreement" means this voting and support agreement between the Shareholder and the Purchaser as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement" has the meaning ascribed thereto in the recitals hereof;

"Arrangement Agreement" has the meaning ascribed thereto in the recitals hereof;

"Common Shares" has the meaning ascribed thereto in the recitals hereof;

"Expiry Time" has the meaning ascribed thereto in Section 3.1 (a);

"Notice" has the meaning ascribed thereto in Section 4.8;

"Parties" means the Shareholder and the Purchaser, and "Party" means any one of them; and

"Subject Securities" means the Common Shares of which the Shareholder is the beneficial owner, directly or indirectly, or exercises control or direction over (listed on Schedule A), and any Common Shares acquired directly or indirectly by the Shareholder or any of its affiliates subsequent to the date hereof, and all securities which may be converted into, exchanged for or otherwise changed into Common Shares and any Common Shares that become subsequent to the date hereof, directly or indirectly, controlled or directed by the Shareholder or any of its affiliates, and any rights or options in respect of the foregoing.

1.2.       Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3.       Currency

All references to dollars or to$ are references to Canadian dollars.

1.4.       Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to "Articles", "Sections" and "Schedules" refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules to which such reference is made, as applicable.

1.5.       Date for any Action

Unless otherwise specified, a period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Eastern Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Eastern Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6.       Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7.       Incorporation of Schedules

Schedule A, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES

2.1.       Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on its representations and warranties contained in this Agreement in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	The Shareholder, if not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its existence.

(b)	The Shareholder has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Shareholder exercises control or direction over, and at and immediately prior to the Effective Time and at all times between the date hereof and the Effective Time, the Shareholder will control or direct, all of the Subject Securities set forth in Schedule A. Other than the Subject Securities, neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional or other securities, or any securities convertible or exchangeable into any additional or other securities, of the Company or any of its affiliates.

(d)	The Shareholder is, and immediately prior to the Effective Time will be, the sole beneficial owner of, or exercises control or direction over, the Subject Securities, with good and marketable title thereto, free and clear of all Liens.

(e)	The Shareholder has, and immediately prior to the Effective Time, the Shareholder will continue to have, the sole right to sell and vote or direct the sale and voting of the Subject Securities set forth in Schedule A.

(f)	No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)	No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

(h)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on the Shareholder's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(i)	None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company's securityholders or give consents or approvals of any kind, except pursuant to this Agreement or as otherwise contemplated by the Arrangement Agreement.

(j)	None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) if the Shareholder is not a natural Person, any constating document of the Shareholder; or (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound.

2.2.	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on its representations and warranties contained in this Agreement in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	The Purchaser is a corporation duly organized and validly existing under the laws of its jurisdiction of formation and has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any Law.

(c)	No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement, other than those which are contemplated by the Arrangement Agreement.

(d)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on the Purchaser's ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

ARTICLE 3.

COVENANTS

3.1.	Covenants of the Shareholder

(a)	The Shareholder hereby covenants with the Purchaser that from the date of this Agreement until the termination of this Agreement in accordance with its terms as set forth in Section 4.1 (the "Expiry Time"), the Shareholder will not:

(i)	without having first obtained the prior written consent of the Purchaser, sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (A) pursuant to the Arrangement, (B) any exercise of Company Options exercisable for Common Shares, provided that the Common Shares acquired on such exercise become Subject Securities subject to the terms of this Agreement, or (C) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled by, the Shareholder or a trust or account (including an Registered Retirement Savings Plan, Registered Education Savings Plan, Registered Retirement Income Fund or similar account) existing for the benefit of such Person or entity, provided that in each such case, as a condition to such transfer, any such transferee enters into a voting and support agreement with the Purchaser on the same terms of this Agreement regarding the transferred securities;

(ii)	other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(iii)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)	The Shareholder hereby covenants, undertakes and agrees at any time until the Expiry Time to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Securities listed opposite its name on Schedule A:

(i)	at any meeting of any of the securityholders of the Company at which the Shareholder or any beneficial owner of the Subject Securities is entitled to vote, including the Company Meeting; and

(ii)	in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (including the Plan of Arrangement) and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement (including under the Plan of Arrangement). In connection with the foregoing, subject to this Section 3.1 (b ), the Shareholder hereby agrees to deposit and to cause any beneficial owners of Subject Securities eligible to be voted to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to be voted as soon as practicable following the mailing of the Company Circular and in any event at least five (5) Business Days prior to the Company Meeting and as far in advance as practicable of every adjournment or postponement thereof, voting all the Subject Securities eligible to be voted in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (including the Plan of Arrangement) and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement (including under the Plan of Arrangement). The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, revoke, change, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1. The Shareholder will provide copies of each such proxy or voting instruction form (or screenshots evidencing electronic voting thereof) referred to above to the Purchaser at the address below concurrently with its delivery as provided for above.

(c)	The Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

(d)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Securities against any proposed action by the Company, any shareholder, any of the Company's Subsidiaries or any other Person (or group of Persons): (i) in respect of any Acquisition Proposal or Superior Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving the Company or any Subsidiary of the Company, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful and timely completion of the Arrangement, including without limitation any amendment to the articles or by-laws of the Company or any of its Subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would reasonably be expected to lead to or result in a breach of any representation, warranty, covenant or other obligation of the Company under the Arrangement Agreement if such action, agreement or breach requires securityholder approval.

(e)	Until the Expiry Time, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, trustee, representative or agent or otherwise:

(i)	solicit proxies or become a participant in a solicitation in opposition to the Arrangement;

(ii)	act jointly or in concert with any other Person (or group of Persons) with respect to voting securities of the Company for the purpose of opposing the Arrangement; or

(iii)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person (or group of Persons) to do or seek to do any of the foregoing.

(f)	The Shareholder will not, and the Shareholder will ensure that no beneficial owner of Subject Securities will, exercise or seek to exercise any dissent rights in respect of the Arrangement.

(g)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Securities Authorities.

(h)	Except as required by Law or applicable stock exchange requirements, the Shareholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser and shall provide the Purchaser with reasonable advanced notice of and opportunity to comment on such draft documentation and shall accept all reasonable comments of the Purchaser.

ARTICLE 4.

GENERAL

4.1.       Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Parties;

(b)	written notice by the Shareholder to the Purchaser if:

(i)	any representation or warranty of the Purchaser under this Agreement is untrue or incorrect in any material respect;

(ii)	without the prior written consent of the Shareholder, the amendment of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(iii)	the Purchaser has not complied in any material respect with any of its covenants contained herein,

provided that at the time of such termination, the Shareholder has not breached this Agreement in any material respect and is not in material default in the performance of its obligations under this Agreement;

(c)	written notice by the Purchaser to the Shareholder if:

(i)	any representation or warranty of the Shareholder under this Agreement is untrue or incorrect in any material respect; or

(ii)	the Shareholder has not complied in any material respect with its covenants contained herein;

provided that at the time of such termination, the Purchaser has not breached this Agreement in any material respect and is not in material default in the performance of its obligations under this Agreement;

(d)	the Arrangement Agreement has been terminated in accordance with its terms; or

(e)	the Effective Time.

4.2.	Time of the Essence

Time is of the essence in this Agreement.

4.3.       Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any willful breach by it of th is Agreement.

4.4.       Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5.       Fiduciary Duty

If the Shareholder or any securityholder, director or officer (or equivalent) of the Shareholder or any of its affiliates is also an officer or a director of the Company, nothing herein shall restrict or limit such Person from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of the Company or that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. The Purchaser further hereby agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in its capacity as securityholder.

4.6.       Waiver; Amendment

Each Party agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.7.       Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.8.       Notices

Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:30 p.m. (Eastern Time), and otherwise on the next Business Day; or (ii) if sent by email (where the sender receives an email from the recipient acknowledging receipt, provided a "read receipt" does not constitute acknowledgment of an email) on the date of transmission if it is a Business Day and transmission was made prior to 4:30 p.m. (Eastern Time) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)       if to the Purchaser:

The Valens Company Inc.

96 Spadina Ave, Suite 400

Toronto ON, M5V 2J6

Attn:

Attention:      President / General Counsel and Cor orate Secretary

Email: **********

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON

Attention:      Donald Belovich

Email: **********

(b)       if to the Shareholder, at the address set forth in Schedule A,

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Suite 3400, 350 – 7th Avenue S.W.

Calgary, AB, T2P 3N9

Attention:     Sarah Gingrich

Email:

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

4.9.       Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10.       Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party.

4.11.       Expenses

Each Party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisors) it incurs in connection with the negotiation, preparation and execution of this Agreement.

4.12.       Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13.       Further Assurances

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.-

4.14.       Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed .pdf or similar executed electronic copy of this Agreement, and such .pdf or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of this page has been intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement.

PURCHASER:	THE VALENS COMPANY INC.

By:
Name:
Title:

SHAREHOLDER:	Accepted and agreed to with effect from the day of , 2021.

[insert corporate name, if applicable]

By:
Name:
Title:

[signature of individual]

Witness:	Name:

[Voting and Support Agreement]

SCHEDULE A

Name of	Number of	Number of	Number of
Shareholder	Common Shares	Options	Warrants

Address for Notice:

Address:
Attention:
Email:

A - 1